

ROYAL GOLD, INC

NOTICE OF 2020 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

WEDNESDAY, NOVEMBER 18, 2020, AT 9:00 A.M.
VIRTUAL ANNUAL MEETING OF STOCKHOLDERS
ONLINE MEETING ONLY – NO PHYSICAL MEETING LOCATION

CHAIRMAN'S LETTER



> **"** Our new leadership team is well-equipped to continue to execute on our business plan and deliver the results that have made Royal Gold a success over the long term.

DEAR FELLOW STOCKHOLDERS,

Fiscal 2020 was a standout year for Royal Gold, and we delivered record results in terms of revenue, operating cash flow, and earnings. We ended the year with a strong balance sheet, funded a significant portion of our major growth project from internal cash resources, and increased our dividend for the 19th consecutive year. These achievements were the result of our disciplined execution of a well-proven business plan, the key hallmark of Royal Gold.

One of the primary responsibilities of your Board is to ensure that Royal Gold has the right leadership in place to successfully execute its business plan, and I am pleased to report that our multi-year succession planning effort was successful as we transitioned to a new generation of leadership this year. Bill Heissenbuttel was chosen to serve as our new President and Chief Executive Officer and as a member of the Board effective January 2, 2020, and, coincident with his promotion, Paul Libner was selected to fill the role of Chief Financial Officer and Treasurer. At the same time, Mark Isto was promoted to the role of Executive Vice President and Chief Operating Officer, and Randy Shefman was appointed as Vice President and General Counsel.

KEY ELEMENTS OF OUR BUSINESS STRATEGY



BUSINESS MODEL

Royal Gold's business model provides investors exposure to a globally diversified portfolio of 187 assets, including 41 producing mines and 16 development-stage projects, without incurring many of the costs and risks associated with mine operations.



GOLD FOCUSED

79% of Royal Gold's revenue in fiscal 2020 was generated from gold.



GROWTH

Royal Gold prioritizes investment in long-lived assets that we expect will provide our stockholders optionality to gold price and production and reserve growth.

All these appointments were internal promotions and it is a testament to the depth of talent within the organization that these key roles were filled internally. Over the past few months, I have been impressed to see the renewed energy of the management team, and your Board looks forward to working with the new team as they consider how to push Royal Gold forward from here.

I would also like to recognize the significant contributions of Christopher Thompson to Royal Gold. Chris has decided to retire from the Board effective as of the annual meeting date. He has always been willing to share his vast experience with colleagues on the Board and with management. We wish him the very best.

You are cordially invited to join us for our 2020 virtual annual meeting of stockholders, which will be held on November 18, 2020, at 9 a.m. mountain time. Holders of record of our common stock on September 21, 2020, are entitled to notice of and to vote at the virtual annual meeting. The accompanying notice of virtual annual meeting and proxy statement describe the business to be conducted at the meeting.

Thank you for your support.

Sincerely,



William Hayes
Chairman

Cautionary Note Regarding Forward-Looking Statements: This proxy statement contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from these statements. Forward-looking statements are often identified by words like "will," "may," "could," "should," "would," "believe," "estimate," "expect," "anticipate," "plan," "forecast," "potential," "intend," "continue," "project," or negatives of these words or similar expressions. Factors that could cause actual results to differ materially from our forward-looking statements are included in our Annual Report on Form 10-K. Forward-looking statements speak only as of the date of this proxy statement. We disclaim any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements.

 **CAPITAL DEPLOYMENT**

Royal Gold maintains a strong balance sheet that allows us to opportunistically invest at favorable times in the price cycle, often when counterparties most need financing.

 **FINANCIAL STRENGTH**

Royal Gold's high margin business model allows us to source our capital efficiently with a preference to grow our business from cash flow from operations.

 **RETURN TO STOCKHOLDERS**

Royal Gold concentrates on margin expansion by maintaining a lean cost structure, measures success on per share metrics, and believes in paying a growing and sustainable dividend.



TABLE OF CONTENTS









NOTICE OF 2020 VIRTUAL ANNUAL MEETING OF STOCKHOLDERS

ROYAL GOLD, INC
1144 15th Street, Suite 2500,
Denver, CO 80202
303-573-1660
www.royalgold.com

BACKGROUND

DATE AND TIME
Wednesday,
November 18, 2020
9:00 a.m. mountain time

LOCATION
Virtual-Only Meeting at **www.virtualshareholdermeeting.com/RGLD2020**

ELIGIBILITY TO VOTE
You are eligible to vote at the virtual annual meeting and any postponement or adjournment of the meeting if you are a holder of Royal Gold's common stock at the close of business on September 21, 2020.

VOTING DEADLINE
Proxies voted by mail, telephone, or internet must be received by 11:59 p.m. eastern time on November 17, 2020.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2020 ANNUAL STOCKHOLDERS MEETING TO BE HELD ON NOVEMBER 18, 2020:

Our notice of virtual annual meeting and proxy statement, annual report on Form 10-K, electronic proxy card, and other materials for the annual meeting are available on the internet at www.proxyvote.com together with any amendments that may be made to any of these documents.

	VOTING ITEMS	BOARD RECOMMENDATION
1	The election of the three Class III director nominees identified in the accompanying proxy statement	FOR each nominee
2	The approval, on an advisory basis, of the compensation of our named executive officers	FOR
3	The ratification of the appointment of Ernst & Young LLP as our independent registered public accountant for the fiscal year ending June 30, 2021	FOR

Stockholders will transact any other business as may properly be brought before the meeting and any postponement or adjournment of the meeting.

VIRTUAL-ONLY MEETING

The annual meeting will be held entirely online via live audio webcast due to the public health impact of the COVID-19 pandemic and to support the health and wellbeing of our stockholders, directors, employees, and other stakeholders. You can attend and participate in the meeting by visiting **www.virtualshareholdermeeting.com/RGLD2020**, where authenticated stockholders will be able to listen to the meeting live, submit questions, and vote. There will be no physical location for stockholders to attend.

VOTING

It is important that your shares are represented and voted at the virtual annual meeting. Even if you expect to log into the virtual annual meeting, **please vote your shares as promptly as possible** by telephone or the internet or by signing, dating, and returning the proxy card mailed to you if you received a paper copy of this proxy statement.

MEETING MATERIALS

We are mailing our "Notice of Internet Availability of Proxy Materials" to stockholders on or about October 5, 2020. This document contains instructions on how you can access our proxy materials online. We are also mailing a full set of our proxy materials to stockholders who previously requested paper copies of the materials. Our proxy materials can also be viewed on our website at www.royalgold.com under "Investors – Proxy Materials."

BY ORDER OF THE BOARD OF DIRECTORS

Margaret McCandless
Assistant General Counsel, Chief Compliance Officer, and Corporate Secretary
October 5, 2020

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and we encourage you to read the entire proxy statement before voting. For more complete information regarding our 2020 performance, we encourage you to review our Annual Report on Form 10-K.

2020 COMPANY PERFORMANCE

Our Board and management are committed to increasing long-term stockholder value and returning capital to stockholders, as evidenced by some of our significant achievements during fiscal year 2020:

 Strong financial performance with new records for revenue of **$499 million**, operating cash flow of **$341 million**, and earnings of **$199 million**

 Record **$71 million** returned to stockholders as dividends during fiscal year 2020, and increased our per-share dividend for the 19th consecutive year

 Robust production volume of **320,000 gold equivalent ounces ("GEOs")**, which are calculated by us as our reported revenue divided by the average gold price for the same period

 Maintained available liquidity of **$1 billion** as of June 30, 2020, representing $319 million in working capital and $695 million credit facility availability

 Funded growth with **$154 million invested** in projects that we expect to provide future revenue growth, including **$136 million** of advance payments towards the Khoemacau silver stream

LEADERSHIP TRANSITION

During fiscal year 2020, we made several key leadership changes as a result of ongoing management succession planning. As initially announced in May 2019, Tony Jensen retired from his positions as our President and Chief Executive Officer and a Class I director effective January 2, 2020. After a thorough search process, our Board appointed William Heissenbuttel as our President and Chief Executive Officer and a Class I director with a term ending in November 2021. Mr. Heissenbuttel most recently served as our Chief Financial Officer and Vice President Strategy. In addition, effective January 2, 2020, our Board promoted Mark Isto to Executive Vice President and Chief Operating Officer, Paul Libner to Chief Financial Officer and Treasurer, and Randy Shefman as Vice President and General Counsel.

In September 2020, Christopher Thompson notified us of his intention not to stand for reelection to our Board at the annual meeting on November 18, 2020, and to retire from the Board on that date. After a thorough search process, our Board has nominated Fabiana Chubbs to stand for election to the Board at the annual meeting.

For more information about Royal Gold's Board and management succession planning, see "*Process for Selecting Directors*" on page 24 and "*Management Succession Planning*" on page 25.

PROPOSAL 1

ELECTION OF THREE CLASS III DIRECTOR NOMINEES TO SERVE UNTIL THE 2023 ANNUAL MEETING

page 14 ▶



Our Board recommends that you vote **FOR** each director nominee

DIRECTOR NOMINEES AT A GLANCE

Our Board is comprised of seven directors divided into three classes, with each class serving a term of three years. The following table summarizes important information about each director nominee standing for election to the Board for a three-year term expiring in November 2023.



FABIANA CHUBBS, 55

Independent Director Nominee

If Elected, Member of the Audit and Finance Committee

Retired Mining Executive

Serves on one other public company board

EXPERIENCE AND QUALIFICATIONS

- Audit committee financial expert
- Public company board service
- CFO/administration and operations
- Corporate governance
- Finance
- Industry and mining
- International business
- Leadership
- Reputation in the industry
- Risk management



KEVIN McARTHUR, 65

Independent Director since 2014

Member of the Compensation, Nominating, and Governance Committee

Retired Mining Executive

Serves on one other public company board

EXPERIENCE AND QUALIFICATIONS

- Public company board service
- Business development and marketing
- CEO/administration and operations
- Corporate governance
- Finance
- Industry and mining
- Industry association participation
- International business
- Leadership
- Reputation in the industry
- Risk management



SYBIL VEENMAN, 57

Independent Director since 2017

Member of the Compensation, Nominating, and Governance Committee

Retired Mining Executive

Serves on three other public company boards

EXPERIENCE AND QUALIFICATIONS

- Public company board service
- Corporate governance and CSR
- Industry and mining
- International business
- Leadership
- Legal and compliance
- Litigation management
- Mergers and acquisitions, financings
- Reputation in the industry
- Risk management

CONTINUING DIRECTORS AT A GLANCE

CLASS I DIRECTORS (TERM EXPIRES 2021)

Director	Age	Director Since	Current Position	Independent	Board Committees AF	CNG
William Heissenbuttel	55	2020	President and CEO of Royal Gold, Inc.			
Jamie Sokalsky	63	2015	Retired Mining Executive	✔	●	

CLASS II DIRECTORS (TERM EXPIRES 2022)

Director	Age	Director Since	Current Position	Independent	Board Committees AF	CNG
William Hayes	75	2008	Retired Mining Executive	✔	●	
Ronald Vance	67	2013	Retired Mining Executive	✔		●

● Member   **AF** Audit and Finance   **CNG** Compensation, Nominating, and Governance

BOARD QUALITIES

INDEPENDENCE

All directors other than our CEO are independent

● ● ● ● ● ● ○

AVERAGE DIRECTOR TENURE

6 years average tenure

The average tenure of our continuing independent directors is 6 years

1-5 years	● ● ○
6-10 years	● ● ○
10+ years	● ○ ○

AVERAGE DIRECTOR SERVICE

Our independent directors serve on an average of **one** outside public company board

A BALANCED BOARD

Our Board seeks director nominees with a diverse set of qualifications and experience that aligns with our business strategy.

QUALIFICATIONS AND EXPERIENCE OF DIRECTOR NOMINEES AND CONTINUING DIRECTORS



Audit Committee Financial Expert — 3

Board Service at Other Public Companies — 6

Business Development and Marketing — 5

CEO or CFO Experience — 5

Corporate Governance Experience — 7

Finance Experience — 6

Geology and Mining Engineering — 1

Industry and Mining Experience — 7

Industry Association Participation — 4

International Business Experience — 7

Leadership Experience — 7

Legal and Compliance Experience — 1

Reputation in the Industry — 7

Risk Management — 7

ESG Experience — 2

CORPORATE GOVERNANCE BEST PRACTICES

CORPORATE GOVERNANCE PRACTICES DESIGNED TO PROTECT AND PROMOTE LONG-TERM VALUE

- Separate CEO and Chairman
- Lead independent director appointed if Chair is not independent
- Six of seven directors are independent, including Chairman of the Board and all committee members
- All AF Committee members deemed financial experts
- Majority voting in uncontested director elections
- Significant Board refreshment over recent years
- Independent directors serve on an average of one outside public company board
- Thorough on-boarding program
- Encourage continuing director education; quarterly regulatory and governance updates

- Director retirement policy
- Annual Board and committee self-assessments
- Robust director and management succession planning processes
- Regular executive sessions of the Board and committees
- Annual review of governing policies and charters
- Quarterly review of enterprise risk management program
- Regular review of cybersecurity program
- Environmental, Social Responsibility, and Governance Policy
- Stock ownership guidelines for directors and executives
- Regular stockholder engagement
- Majority of executive compensation is variable and linked to our performance

- Annual advisory say-on-pay vote
- CNG Committee retention of independent advisor to assist with executive compensation and workforce rewards topics
- Robust insider trading policy
- No perquisites or tax gross-ups
- No stock option repricing without stockholder approval
- CNG Committee application of reasonable discretion to evaluate holistic performance and alignment of pay outcomes
- Policies against hedging and pledging company stock
- Strong Code of Business Conduct and Ethics and whistleblower program
- Commitment to an inclusive work environment supported by our Diversity Policy

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

page 33 ▶



The Board recommends you vote **FOR** this proposal

2020 COMPENSATION FRAMEWORK

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits. The majority of target compensation is variable, with an emphasis on long-term equity designed to align our executives' interests with the interests of our stockholders generally.

Current CEO

24%

20%

52%

4%

CASH

EQUITY

OTHER

Other Current NEOs

30%

21%

46%

3%

Element	When	Fiscal Year 2020 Performance Measures	Measuring Period	How Payout Determined
Salary	Reviewed annually	Individual experience and performance	Ongoing	Benchmarking; individual experience and performance
Short-term Incentive	Awarded annually	Financial, operational, strategic, and individual measures (page 38)	1 year	CNG Committee verification of performance as compared to preestablished measures
Stock Options and SARs	Awarded annually	Stock performance and service conditions (page 45)	1- to 3-year vesting	Stock performance
Restricted Shares		Net revenue and service conditions (page 45)	3- to 5-year vesting	CNG Committee verification of performance as compared to preestablished measure
Performance Shares (GEOs)		Growth in annual net GEOs and service conditions (page 45)	Annually up to year 5	CNG Committee verification of performance as compared to preestablished measures
Performance Shares (TSR)		TSR percentile compared to GDX constituents and service conditions (page 45)	1 and 3 years	
Benefits				

PAY-FOR-PERFORMANCE ALIGNMENT

	These Short- and Long-Term Performance Measures	Are Designed to Promote Achievement of these Elements of our Business Strategy	For Fiscal Year 2020, this Level of Achievement	Produced this Level of Short- and Long-Term Incentive Award or Vesting
Short-Term Incentive	Operating Cash Flow Multiple vs. GDX Constituents	Financial flexibility and discipline; capital deployment	130% of target opportunity	Short-term incentive awards paid out at approximately or slightly below each executive's preestablished target
	Net GEO Production	Gold focused; capital deployment	95% of target opportunity	
	Cost Containment	Financial flexibility and discipline	200% of target opportunity	
	Capital Deployment	Capital deployment	50% of target opportunity	
	Peak Gold JV	Growth; capital deployment	0% of target opportunity	
	Financial Strength	Financial flexibility and discipline	100% of target opportunity	
	Individual Performance	Management development; succession planning	Varied by NEO	
Long-Term Incentive	**Stock Options and SARs**	Stockholder return	7% increase in stock price from August 2019 grant date to first annual vesting date in August 2020	Portion of awards that vested based on continued service was in the money on first vesting date
	Restricted Shares	Executive retention	>$280M net revenue	Permitted vesting of restricted stock awarded for FY 2020, subject to service requirement
	Performance Shares (GEO)	Growth	284,000 net GEOs	Actual net GEOs did not meet preestablished goals, so no GEO shares vested for FY 2020 under awards granted in 2015-2019
	Performance Shares (TSR)	Stockholder return	3-year TSR at 58th percentile under awards granted in August 2017	Permitted vesting of a number of shares between threshold and target under 3-year TSR awards granted in August 2017
			First, 1-year TSR at 80th percentile under awards granted in August 2017; all other 1-year TSRs below 50th percentile threshold under awards granted in August 2017, 2018, and 2019	Permitted vesting of a number of shares between threshold and target under 1-year TSR awards granted in August 2017; no vesting of shares under any other 1-year TSR awards granted in August 2017, 2018, and 2019

See detailed discussion of short-term and long-term incentive programs, including definitions of net revenue, net GEOs, and TSR, on pages 42-45.

COMPENSATION BEST PRACTICES

Our executive compensation program is designed to align with governance best practices and the best interests of our stockholders.

✔ WE DO	✘ WE DON'T
• **Pay for performance** with 72% of our current CEO's and 67% of our other current NEOs' total direct compensation for fiscal year 2020 representing variable or at-risk compensation • **Use multiple performance measures** for both short- and long-term incentive programs • **Use challenging short- and long-term goals** focused on growth and long-term returns • **Establish target and maximum awards** in short- and long-term incentive programs • **Use a formulaic scorecard** to determine short-term incentives • **Use multiple types of equity awards** under long-term incentive program intended to motivate performance over various time horizons and balance the overall risk-reward relationship • **Use a peer group of gold-focused companies** to benchmark performance and compensation levels • **Target NEO compensation at or near the median** of our peer group • **Require executives to meet robust stock ownership guidelines** to align their interests with the interests of our other stockholders • **Apply double-trigger vesting for equity awards** in a change of control • **Engage with stockholders** on a variety of topics, including governance and compensation • **Regularly monitor our executive compensation program** to assess and mitigate compensation-related risks • **Maintain independence of the CNG Committee**, and our independent compensation consultant reports directly to the CNG Committee	• Guarantee salary increases, annual short-term incentive payments, or long-term incentive opportunities • Provide excessive perquisites or other special benefits • Permit repricing of stock options without stockholder approval • Provide excise tax gross-ups, including for change-of-control payments • Permit executives or directors to hedge or pledge our stock • Maintain a defined benefit pension plan or any special executive retirement plans

EXECUTIVE COMPENSATION

Stockholders are asked to approve, on an advisory basis, the compensation of our named executive officers ("NEOs" or "executives"). The following table summarizes the compensation for fiscal year 2020 for each NEO. Please see the Summary Compensation Table and accompanying footnotes beginning on page 53 for additional information. All amounts are in dollars.

Name and Principal Position	Salary	Bonus	Non-Equity Incentive Plan Compensation	Stock Awards	Option Awards	All Other Compensation	Total Compensation
William Heissenbuttel President and CEO	583,000	50,000	477,000	842,551	413,142	37,863	2,403,556
Mark Isto EVP and CCO, Royal Gold Corp	473,500	50,000	347,000	559,782	269,671	34,116	1,734,069
Daniel Breeze VP Corp Dev, RGLD Gold AG	370,000	—	275,000	406,475	194,594	35,340	1,281,409
Paul Libner CFO and Treasurer	308,650	—	194,000	288,800	142,852	33,718	968,020
Randy Shefman VP and GC	295,250	—	186,000	257,108	126,225	26,849	891,432
Tony Jensen Former President and CEO	411,000	—	—	—	—	3,730,033	4,141,033
Bruce Kirchhoff Former VP, GC, and Secretary	213,000	177,500		—	415,502	193,788	243,650	1,243,440

PROPOSAL 3

RATIFICATION OF ERNST & YOUNG LLP AS AUDITOR FOR 2021

page 62 ▸



The Board recommends you vote **FOR** this proposal

Our AF Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for fiscal year 2021. Our Board is asking stockholders to ratify this selection. Stockholder approval or ratification is not required. However, we believe that submitting the appointment of Ernst & Young LLP to stockholders for ratification is good corporate governance. If stockholders do not ratify this appointment, our AF Committee will take the voting results under consideration. Even if stockholders ratify the appointment of Ernst & Young LLP, the AF Committee, in its discretion, may change the appointment at any time if it determines that a change would be in the best interest of Royal Gold and our stockholders.

ELECTION OF CLASS III DIRECTORS



Our Board recommends a vote
FOR each director nominee

Our Board consists of seven directors divided into three classes. Each class serves for a staggered three-year term. The Class III directors elected at our 2020 annual meeting will serve until our 2023 annual meeting or until their successors are elected and qualified or their earlier death or resignation. Our nominees for these Class III directorships are Fabiana Chubbs, Kevin McArthur, and Sybil Veenman. In September 2020, current Class III director, Christopher Thompson, notified us of his intention not to stand for reelection to our Board at the annual meeting and to retire from the Board on that date. After a thorough search process, our Board has nominated Ms. Chubbs to stand for election to the Board at the annual meeting as a new director to replace Mr. Thompson. Mr. McArthur and Ms. Veenman are currently serving on our Board and were most recently elected by stockholders at our 2017 annual meeting. Each nominee was nominated by our Board based on the recommendation of the CNG Committee. In making these nominations, our Board and CNG Committee considered each nominee's experiences, qualifications, and skills as described below. Each nominee has consented to serve as a director if elected. We have no reason to believe that any of the nominees will be unable or unwilling for good cause to serve if elected. However, if that occurs, proxies may be voted for another person nominated as a substitute by the Board or the Board may reduce the number of directors.

VOTE REQUIRED FOR APPROVAL

Each director must be elected by the majority of votes cast at a meeting at which a quorum is present. This means that the number of shares voted for a nominee must exceed the number of shares voted against the nominee. Each nominee who is currently serving on the Board has tendered to the Board a contingent, irrevocable resignation that will become effective only if the nominee fails to receive the required majority vote and the Board accepts the resignation. If a nominee who is currently serving on the Board does not receive a majority of the votes cast, the CNG Committee will make a recommendation to the Board whether to accept or reject the resignation or whether some other action should be taken. The Board will act, taking into account the recommendation of the CNG Committee, and publicly disclose its decision and the rationale behind its decision within 90 days after the date of the certification of the election results. The director at issue will not participate in the discussion or decision of the Board.

BOARD OF DIRECTORS

A BALANCED BOARD

An effective board consists of individuals with a diverse set of skills and experience that aligns with our business strategy. Each director contributes a distinct perspective to promote the best interests of Royal Gold and our stakeholders. Our CNG Committee has identified a number of substantive areas of expertise that the Board as a whole should represent. The following table describes these core competencies:

	Audit Committee Financial Expert	All members of the AF Committee are audit committee financial experts. These directors understand, advise on, and oversee our capital structure, financing and investing activities, financial reporting, and internal controls.
	Board Service at Other Public Companies	Board service at other public companies provides additional understanding of corporate governance practices and trends, board management, oversight of senior management, and succession planning.
	Business Development and Marketing	Prior responsibility for growth and strategic decision making is critical to the oversight of our business, including the development and assessment of our core business strategy, planning, and marketing.
	CEO or CFO Experience	Experience serving as a CEO, CFO, or other C-suite executive, and the hands-on leadership experience that comes with it, is valuable in core management areas such as preparation and adherence to budgets, strategic planning, financial reporting, compliance, and risk management.
	Corporate Governance Experience	A deep understanding of a board's duties and responsibilities to all stakeholders enhances board effectiveness and ensures independent oversight that is aligned with stockholder interests.
	Finance Experience	A strong understanding of accounting and finance is important for ensuring the integrity of our financial reporting, critically evaluating our performance, and ensuring our ability to grow our stream and royalty portfolio.
	Geology and Mining Engineering	Knowledge and experience in geology and mining engineering is important to our business model as a company that evaluates, acquires, and manages precious metal stream and royalty interests.
	Industry and Mining Experience	Experience in mine operations, mine finance, and the mining industry gives valuable insight into the operational and financial issues facing our existing and potential future stream and royalty counterparties.
	Industry Association Participation	Many of our directors are or have been active members of mining industry associations such as the World Gold Council, National Mining Association, and Nevada Mining Association, giving them exposure to trends in the industry and continued visibility to decision-makers at global mining companies.
	International Business Experience	Our directors have served as executives in global mining organizations, which provides them with unique insight into growing a business globally.
	Leadership Experience	Skills developed from senior positions in numerous organizations leading operational, technical, business development, accounting, finance, legal, and other teams are passed on to our management team to foster talent growth among the current and next generation of our leadership.
	Legal and Compliance Experience	Our Board benefits from directors who possess a broad range of legal skills, including with respect to regulatory matters, negotiation, corporate compliance, litigation, and dispute resolution.
	Reputation in the Industry	Our directors are well known in the industry and held in high regard by their peers.
	Risk Management	Our directors can support management in recognizing, managing, and mitigating key risks such as cybersecurity, regulatory compliance, competition, finance and financial reporting, brand integrity, talent development, and succession planning.
	ESG Experience	Experience with sound environmental, social, and governance ("ESG") practices helps to ensure that our business model is designed to be sustainable into the future.

BOARD QUALITIES

INDEPENDENCE

All directors other than our CEO are independent

●●●●●● ○

AVERAGE DIRECTOR TENURE

6 years average tenure

The average tenure of our continuing independent directors is 6 years

1-5 years	●● ○
6-10 years	●● ○
10+ years	● ○ ○

AVERAGE DIRECTOR SERVICE

Our independent directors serve on an average of one outside public company board

BOARD BIOGRAPHIES

Below is biographical information about our director nominees and continuing directors. Director qualifications and experience are also summarized on page 9.

DIRECTOR NOMINEES

FABIANA CHUBBS, 55



New Class III Director Nominee

Independent

If Elected, Audit and Finance Committee Member

Audit Committee Financial Expert

Ms. Chubbs has served as a director of Lithium Americas Corp. (TSX and NYSE: LAC) since June 2019. Ms. Chubbs served as Chief Financial Officer of Eldorado Gold Corporation from 2011 to April 2018. She joined Eldorado in 2007 and led treasury and risk management functions until accepting the Chief Financial Officer position. Prior to Eldorado, Ms. Chubbs was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audits of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor's degree and a Bachelor of Business Administration degree. She is a Chartered Public Accountant in Canada.

QUALIFICATIONS AND EXPERIENCE

 **Board and Committee Experience**
Chair of the Audit and Risk Committee and member of the Nominating, Compensation, Governance, and Leadership Development Committee of Lithium Americas

 **Leadership Experience**
Executive experience at an international mining organization

 **International Mining Experience**
Previous executive at a Canadian gold mining company with international mining operations

 **Finance Experience**
Audit committee financial expert as determined by our Board, extensive finance experience as CFO of Eldorado and Senior Manager with PwC, chair of the Audit and Risk Committee of Lithium Americas

KEVIN McARTHUR, 65



Mr. McArthur has served as non-executive chairman of Boart Longyear Limited (ASX: BLY) since September 2019. Mr. McArthur has over 40 years of progressive experience focused on mining. Mr. McArthur retired from Tahoe Resources Inc. where he served as a director and its CEO from 2009 to 2015 and Executive Chairman from 2015 to 2019. Prior to joining Tahoe Resources, Mr. McArthur was the President and CEO of Glamis Gold Ltd. from 1996 until 2006 when it was purchased by Goldcorp Inc., where Mr. MacArthur served as President, CEO, and director until his retirement in 2008.

Class III Director
(Term expires 2020)

Director since 2014

Independent

Compensation, Nominating, and Governance Committee Member

QUALIFICATIONS AND EXPERIENCE

 **Board Service, Compensation, and Corporate Governance Experience**
Chairman of Boart Longyear Limited, past director of Pan American Silver Corp, Tahoe Resources, Goldcorp, Glamis Gold, Consolidated Thompson Iron Mines Limited, Cloud Peak Energy Inc., and Pembrook Mining Corp, prior service as Chairman of the following committees: Pembrook Audit Committee, Pembrook and Consolidated Thompson Governance Committees, Cloud Peak Health, Safety, Environment, and Communities Committee, and Consolidated Thompson Special Committee during an M&A transaction, prior member of Pembrook and Consolidated Thompson Compensation Committees and Cloud Peak Governance and Nominating Committees

 **Leadership Service**
Extensive experience as president and CEO of international mining companies since 1998, founder, former Executive Chair, President, and CEO of Tahoe, former President, CEO, and director of Goldcorp, former President and CEO of Glamis Gold, and former director of Consolidated Thompson, Cloud Peak, and Pembrook

 **Industry, Mining, and International Business Experience**
More than 20 years of CEO experience in the mining business and over 40 years of operational, senior management, and executive experience in the mining industry, including mine financing, mine construction, and operations, mining engineering, mergers, and acquisitions through various roles in projects and the executive management of operations in Chile, Spain, Canada, Mexico, Honduras, Guatemala, Peru, Argentina, and Panama

 **Geology and Mining Engineering**
Experience with mine construction, mine operation, and mining engineering and as a mine general manager, Bachelor of Science degree in Mining Engineering from University of Nevada

 **Operations**
Many years of direct operations experience in Nevada, Alaska, and California. Includes 9 years in a variety of mine operations positions and 10 years as mine general manager

 **Business Development and Marketing**
Extensive experience in corporate development for Tahoe, Goldcorp, and Glamis Gold

SYBIL VEENMAN, 57



Class III Director
(Term expires 2020)

Director since 2017

Independent

Compensation,
Nominating, and
Governance
Committee Member

Ms. Veenman has served as a director of Major Drilling Group International Inc. (TSX: MDI) since December 2019, NexGen Energy Ltd. (NYSE: NXE) since August 2018, and IAMGOLD Corporation (NYSE: IAG) since December 2015. She also served as a director of Noront Resources Ltd. (TSX-V: NOT) from August 2015 to February 2020. Ms. Veenman has over 25 years of progressive experience in the mining industry. Most recently, she served in various officer positions at Barrick Gold Corporation from 1994 to 2014, including Senior Vice President and General Counsel and a member of the executive leadership team from 2010 to 2014.

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Independent director of Major Drilling Group International Inc., NexGen Energy Ltd, and IAMGOLD Corporation

 **Corporate Governance**
Member of the Audit and Finance Committee and the Safety, Environment, and Reserves Committee of IAMGOLD, member of the Compensation Committee and Nominating and Corporate Governance Committee of NexGen Energy, chair of the Corporate Governance and Nominating Committee and member of the Human Resources and Compensation Committee of Major Drilling Group, completed Institute of Corporate Directors, Director Education Program and achieved ICD.D designation from the Institute, played key role in review and restructuring of governance practices and policies at Barrick following adoption of Sarbanes-Oxley Act, previous Chair of Compensation, Governance, and Nominating Committee of Noront

 **Industry, Mining, and International Experience**
More than 20 years of experience with international gold mining company with large portfolio of operating mines, development projects, and exploration properties across five continents

 **Leadership Experience**
Previous member of executive leadership team of Barrick, General Counsel of Barrick, heading global legal department comprised of approximately 35 lawyers in 11 countries

 **Legal, Risk, and Compliance**
Previous General Counsel of Barrick, heading global legal department with responsibility for managing overall legal affairs of the company including legal support of mergers and acquisitions and debt and equity financings, management of litigation, and development and oversight of key compliance policies and programs and joint oversight responsibility for enterprise risk management, security and asset protection, and community, health, environment, safety, and security audit functions; and engaged in private practice with a focus on corporate/commercial, mergers and acquisitions, and securities

 **Reputation in the Industry**
Over 20 years of experience with major international mining company

CONTINUING DIRECTORS

WILLIAM HAYES, 75



Class II Director
(term expires 2022)

Chairman since 2014

Director since 2008

Independent

Chairman of our
Audit and Finance
Committee

Audit Committee
Financial Expert

Mr. Hayes served as a director of Antofagasta PLC (LON: ANTO) from 2006 to 2019, where he held positions as Senior Independent Director, Audit Committee Chair, and a member of the Safety and Sustainability Committee. Mr. Hayes has served as Chairman of the Board of Tethyan Copper Company since 2007. Mr. Hayes has over 30 years of progressive experience focused on mining. Mr. Hayes retired from Placer Dome Inc., where he served as Executive Vice President for Project Development and Corporate Affairs from 2004 to 2006, Executive Vice President for USA and Latin America from 2000 to 2004, and Executive Vice President for Latin America from 1994 to 2000. Mr. Hayes also worked as an executive, including as Chief Financial Officer, for various mining operations in Latin America since 1988.

QUALIFICATIONS AND EXPERIENCE

 **Board Service**
Previously served as a director and member of the Safety and Sustainability Committee at Antofagasta PLC

 **Leadership, Finance, and International Business Experience**
Audit committee financial expert as determined by our Board, prior service as Executive Vice President for USA and Latin America of Placer Dome, Executive Vice President for Project Development and Corporate Affairs of Placer Dome, Vice President and Treasurer of Placer Dome, and Regional Treasurer and Controller of Exxon Minerals

 **Industry Association Participation**
Previously served as President of the Mining Council in Chile and President of the Gold Institute in Washington, D.C.

 **Mining Experience**
Previously responsible for six operating mines in Chile and the U.S. and five development projects in the U.S., Chile, Dominican Republic, and Africa

 **Business Development and Marketing**
Extensive experience in project development and corporate affairs

 **Compensation and Corporate Governance**
Member of Compensation Committee and Nominating and Governance Committee of Antofagasta PLC

RONALD VANCE, 68



Mr. Vance served as Chairman of the Board of Southern Peaks Mining L.P. in 2018. Mr. Vance has over 40 years of experience in mining and corporate development. Mr. Vance retired from Teck Resources where he served as Senior Vice President, Corporate Development from 2006 to 2014. Prior to joining Teck Resources, Mr. Vance worked as Managing Director of Rothschild (Denver) Inc. from 1991 to 2000 and as Managing Director/Senior Advisor of Rothschild Inc. from 2000 to 2005.

Class II Director
(term expires 2022)

Director since 2013

Independent

Chairman of our
Compensation,
Nominating,
and Governance
Committee

QUALIFICATIONS AND EXPERIENCE

 **Finance and International Business Experience**
Expertise in capital markets, finance, mergers, and acquisitions in the mining industry, expertise in managing the generation, negotiation, and execution of complex, large-scale transactions, experience building strategic commercial relationships with a broad range of international companies and developing and executing corporate and structured financing arrangements

 **Industry and Mining Experience**
More than 30 years of executive experience in the mining industry

 **Business Development and Marketing**
Extensive experience in corporate development, strategic planning, project development, and marketing of precious metals

 **Industry Association Participation**
Past director of the Gold Institute and World Gold Council and past member of Denver Gold Group and various trade association committees

WILLIAM HEISSENBUTTEL, 55



Class I Director
(term expires 2021)

President and Chief
Executive Officer

Director since 2020

Not Independent

Mr. Heissenbuttel has more than 30 years of corporate finance experience, including 25 years in project and corporate finance in the metals and mining industry. Mr. Heissenbuttel was appointed our President and Chief Executive Officer and a Class I director, effective January 2, 2020. Previously, he served as our Chief Financial Officer and Vice President Strategy from June 2018 to January 2020, Vice President Corporate Development from 2007 to June 2018, Vice President Operations from January 2015 to June 2016, and Manager Corporate Development from 2006 to 2007.

Prior to joining Royal Gold, Mr. Heissenbuttel served as Senior Vice President from 2000 to 2006 and Vice President from 1999 to 2000 at N M Rothschild & Sons (Denver) Inc. From 1994 to 1999, he served as Vice President and then as Group Vice President at ABN AMRO Bank N.V. From 1987 to 1994, he was a Senior Credit Analyst and an Associate at Chemical Bank Manufacturers Hanover.

Mr. Heissenbuttel holds a Master of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Northwestern University.

QUALIFICATIONS AND EXPERIENCE

 **Leadership Experience**
Current corporate and executive experience as our President and CEO

 **Finance Experience**
Background as a corporate and project finance lender and previously served as our CFO

 **Industry, Mining, and International Business Experience**
25 years of experience in project and corporate finance in metals and mining industries

 **Business Development and Marketing**
Head of our business development activities and leader of mining project finance in banking industry

 **Compensation and Corporate Governance**
Overall responsibility for our compensation program

JAMIE SOKALSKY, 63



Mr. Sokalsky has served as Chairman of Probe Metals, Inc. (TSX-V: PRB) since 2016 and as a director of Agnico-Eagle Mines Ltd. (NYSE: AEM) since 2015. Mr. Sokalsky has over 25 years of progressive experience in the mining industry, starting in 1993 as Treasurer and Vice President of Barrick Gold Corporation, where he served as Chief Financial Officer from 1999 to 2012 and CEO and President and as a director from 2012 to 2014. From 2014 to 2016, Mr. Sokalsky served as Chairman of the Board of Probe Mines Limited and from 2015 to 2018 as a director of Pengrowth Energy Corporation (NYSE: PGH).

Class I Director
(Term expires 2021)

Director since 2015

Independent

Audit and Finance
Committee Member

Audit Committee
Financial Expert

QUALIFICATIONS AND EXPERIENCE

 **Board Service and Compensation and Corporate Governance Experience**
Director and member of the Governance Committee of Agnico-Eagle and Chairman of the Board and Compensation Committee and Nominating and Governance Committee of Probe Metals, past director of Pengrowth Energy Corporation and World Gold Council, past member of the International Council on Mining and Metals

 **Leadership Experience**
Over 30 years of senior executive experience in finance, capital markets, corporate strategy, project development, acquisitions, and divestitures, including extensive board, CEO, and CFO experience with international mining organizations and board experience serving as a director for seven public companies, five of which were precious metals mining companies

 **International Mining Experience**
More than 20 years of experience in international gold mining, encompassing strategy, finance, operations, mergers, acquisitions, and divestitures

 **Finance Experience**
Audit committee financial expert as determined by our Board, extensive finance experience as CFO and Treasurer of Barrick, Chartered Professional Accountant designation

 **Business Development and Marketing**
Extensive experience in corporate development for Barrick

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors, other than Mr. Heissenbuttel, is independent under the rules of the Securities and Exchange Commission ("SEC") and the listing standards of the Nasdaq Stock Exchange ("Nasdaq"). Our Board has also determined that none of our independent directors has any relationship with us that would interfere with the exercise of their independent judgment in carrying out their responsibilities as a director.

THE BOARD'S ROLE AND RESPONSIBILITIES

Our Board is elected by stockholders to oversee management and assure that stockholders' long-term interests are being served. A significant portion of our Board's oversight responsibility is carried out through its standing committees: the AF Committee and the CNG Committee. All committee members are independent under Nasdaq and SEC rules. Each committee meets regularly throughout the year, receives reports from senior management, reports its actions to the Board, and evaluates its performance annually. Each committee is authorized to retain outside advisors.

BOARD OVERSIGHT OF RISK MANAGEMENT

Our Board is responsible for overseeing risk management, with a focus on the most significant known and potential risks confronting Royal Gold, including any changes to the business to address these risks. We have established an enterprise risk management program that is designed to identify, define, manage, and when appropriate mitigate risks confronting Royal Gold. Management is responsible for supervising day-to-day risk management and regularly reports to the Board and its committees on risk management matters. The Board reviews the adequacy of the enterprise risk management program on an annual basis and recommends appropriate changes to the program to management. Each of our directors has experience with risk management at the enterprise level.



BOARD OF DIRECTORS
Our Board oversees enterprise-level risk, including risks associated with strategy, operations, and ESG

AUDIT AND FINANCE COMMITTEE
- Integrity of financial statements
- Internal controls
- Disclosure controls and procedures
- Accounting compliance
- Cybersecurity
- Compliance program
- Capital structure and allocation

COMPENSATION, NOMINATING, AND GOVERNANCE COMMITTEE
- Regulatory
- Board organization, membership, and structure
- Governance
- Diversity
- Succession planning
- Management development
- Executive compensation and retention

MANAGEMENT
Our management administers, reviews, and updates our enterprise risk management program and provides quarterly reviews to our Board



PROCESS FOR SELECTING DIRECTORS

1 Succession Planning	The CNG Committee considers the current and long-term needs of our business and seeks director candidates based on emerging needs, current Board structure, tenure, skills, diversity, and experience.
2 Identify Candidates	The CNG Committee identifies a pool of qualified and diverse director candidates through a robust search process, which may include an independent search firm, and assesses candidates' skills, experience, and background. The CNG Committee considers the following qualifications, among others: • Experience in mining and mine finance • Diversity • Independence • Integrity and perspective • Broad business judgment and leadership skills • Areas of expertise • Personal qualities and reputation in the business community • Ability and willingness to commit adequate time to Board and committee duties We recognize and value the benefits that a talented and diverse Board and workforce can bring to the company and our stakeholders and employees. The CNG Committee includes diverse candidates in any director search in accordance with its charter and our Diversity Policy. Our CNG Committee may work with an external search firm to identify a diverse set of candidates. With respect to Ms. Chubbs' nomination, the CNG Committee worked with Russell Reynolds Associates. The CNG Committee will consider director candidates recommended by stockholders using the same criteria outlined above. Stockholders should submit their recommendations in writing to our Corporate Secretary in accordance with the advance notice and other provisions of our Bylaws.
3 In-depth Review and Interview Process	Director candidates are interviewed by our Chairman, President and CEO, and members of the CNG Committee.
4 Decision and Nomination	The CNG Committee recommends, and the full Board approves, nominees who are best qualified to serve the interests of Royal Gold and its stockholders.
5 Election	Director nominees are presented to stockholders for election to a three-year term.
Results	**6 New Independent Director Nominees** – Our Board has nominated six new independent directors in the past seven years with wide and diverse backgrounds and experiences. Stockholders elected five of these nominees at previous annual meetings, and Ms. Chubbs is standing for election at this annual meeting. **New Management Director** – After a thorough search process, our Board appointed Mr. Heissenbuttel to succeed Mr. Jensen as our President and CEO and a Class I director with a term ending in November 2021.

CONDITIONAL RESIGNATION POLICIES

MAJORITY VOTE

Under our Bylaws and Governance Guidelines, upon election or appointment to our Board and promptly following each annual meeting at which a director is re-elected, each director must submit a contingent, irrevocable resignation relating to their directorship. The resignation will become effective only if the director fails to receive the required majority vote at the next annual meeting where the director is standing for election and the Board accepts the resignation. If a nominee does not receive a majority of the votes cast, the CNG Committee will make a recommendation to the Board whether to accept or reject the resignation or whether some other action should be taken.

AGE

We do not impose a mandatory retirement age for directors. However, under our Board's Governance Guidelines, a director who has reached the age of 72 must submit an annual letter of resignation. The resignation will become effective only if accepted by a majority of the disinterested directors. During fiscal year 2020, each of Messrs. Hayes and Thompson, having reached the age of 72, tendered a conditional resignation letter. Taking into account the recommendation of the CNG Committee and having considered Messrs. Hayes's and Thompson's skills, experience, areas of expertise, leadership, and other attributes, the disinterested directors did not accept their resignations.

We do not impose term limits, as we believe that term limits can result in a potential loss of contributions by directors who have developed increasing insight into the company and our operations.

JOB CHANGE

Any director who retires from their job or substantially changes their principal occupation or business association must submit a letter of resignation in accordance with our Board's Governance Guidelines. The resignation will become effective only if accepted by a majority of the disinterested directors.

MANAGEMENT SUCCESSION PLANNING

We are committed to ensuring that we are continually developing leadership talent within the organization, and our Board is actively engaged in talent management. The Board regularly reviews and discusses our leadership pipeline and succession plans with a focus on senior executive positions. High-potential leaders are given exposure and visibility to directors through formal presentations and informal events.

As a result of this approach, our Board was well positioned to execute on its recent succession plan, including the promotions of Mr. Heissenbuttel to President and CEO, Mr. Libner to CFO and Treasurer, and Mr. Shefman to Vice President and General Counsel. Our Board had long planned for the eventual retirement of our former President and CEO, Tony Jensen. After Mr. Jensen announced in mid-2019 his intent to retire, our CNG Committee worked with an external search firm, Russell Reynolds Associates, to conduct a search for his successor from a diverse set of internal and external candidates. The CNG Committee ultimately recommended, and our Board approved, the appointment of Mr. Heissenbuttel based on his experience and qualifications and the perceived needs of our company.

COMMITMENT TO SOCIAL RESPONSIBILITY

We believe responsible mining and business practices create sustainable value for all stakeholders. We are committed to good governance, environmental stewardship, human rights, fair labor practices, and employee wellbeing. We support and respect the cultures and values of the host countries and the indigenous and local communities where we invest.

As a passive investor in mining projects, we do not have direct influence or control over operators or operations at the properties in which we invest. In addition, with fewer than 30 employees across four offices in three countries, our direct environmental and social footprint is modest. However, as a key financing alternative for mining projects throughout the world, we believe in instilling the principle of social responsibility and environmental stewardship in our business interactions when we can, as summarized below:

ESG Policy	Our Environmental, Social Responsibility, and Governance Policy sets forth our core commitment to furthering responsible and sustainable mineral development as a means to create long-term value for our stakeholders.
World Gold Council Responsible Gold Mining Principles	We are a member of the World Gold Council and endorse its Responsible Gold Mining Principles, which promote sustainable gold mining.
International Council on Metal & Mining 10 Principles	We support the International Council on Metal & Mining 10 Principles for sustainable development across the mining and metals industries.
London Bullion Market Association's Responsible Sourcing Program	We support the London Bullion Market Association Responsible Sourcing program designed to combat money laundering, terrorist financing, and human rights abuses in global metals markets.
Operator Engagement	Many of the operators we work with have endorsed at least one international ESG charter, such as the World Gold Council Responsible Gold Mining Principles, International Council on Metal & Mining 10 Principles, United Nations Global Compact, Global Reporting Institute Standards, IFC Performance Standards on Social and Environmental Sustainability, or Extractive Industries Transparency Initiative.
New Investments	We seek new stream and royalty investment opportunities with responsible operators that maintain appropriate focus on ESG risks at their operations.
Due Diligence	We conduct considerable due diligence, including review of operators' commitment to ESG principles, during our review of new investment opportunities.
Contractual Safeguards	We seek to mitigate ESG risk to our investments through negotiation of appropriate contractual safeguards when possible.
Ongoing Monitoring	We monitor operators' management of ESG risks on an ongoing basis and, where appropriate, enforce our contractual rights.
Host Community Commitment	We actively seek opportunities to advance sustainability initiatives with the goal of allowing communities to thrive during and following mining operations. Notable recent efforts include investing in the construction of a medical clinic in Matarachi, Mexico, funding a scholarship program for residents in the area of the Mulatos mine, contributing funds for social, cultural, educational, and other initiatives in the Tetlin native community, and donating funds to the South Dakota School of Mines and Technology to advance the university's minerals and energy industries program. Many of our operators also actively and positively impact the communities where they mine. We encourage their efforts and often make our own financial contributions in support of their programs.
Human Rights Policy	We are committed to respecting human rights in the jurisdictions where we operate. We will comply with all applicable laws concerning human rights; prohibit the hiring of individuals under the legal age of employment; prohibit all forms of human trafficking and forced labor, including prison labor, indentured labor, bonded labor, and modern forms of slavery; comply with applicable wage, work hours, overtime, and benefits laws; and promote diversity and inclusion, equal opportunity, and intolerance to discrimination and harassment on the basis of race, sex, color, national or social origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression, or any other status protected by applicable law.

Diversity Policy	The success of our business depends heavily on the quality and skills of our people; and the wide array of perspectives and experiences that derive from a diverse Board and workforce enhances creativity, productivity, and overall organizational strength. Our diversity policy is intended to encourage diversity across the entire organization. We are committed to an inclusive work environment where individuals are treated with fairness and respect and are given equal opportunity to develop and advance without regard to age, race, gender, color, religion, national origin, disability, sexual orientation, marital status, military status, or genetic characteristics.
Employee Community Service	We believe in giving back at home, supporting the communities where we live and work. Our annual charitable giving is administered by a committee of employees that selects donation targets and recipients in our local communities. Our employees can also take two days of paid leave to serve nonprofit organizations of their choosing. We are proud to partner with leading charities in Denver, Luzern, Toronto, and Vancouver that are actively responding to community needs with respect to medical supplies, homelessness, food security, and elder care.

STOCKHOLDER ENGAGEMENT

We proactively engage with significant stockholders throughout the year. Our stockholder engagement is focused on dialogue, transparency, and responsiveness. In 2020, we engaged on a variety of topics with most of our largest stockholders that actively manage their portfolios. Topics of engagement included our financial performance, investment portfolio, corporate strategy, competitive environment, capital allocation, and succession planning. Various members of our management team participate in these dialogues at times. Our management team provides quarterly updates to our Board on stockholder engagement and feedback.

COMMUNICATION WITH DIRECTORS

Stockholders and other interested parties who wish to communicate with our Board, including our independent Chairman of the Board, independent and non-management directors as a group, or any other individual director, may send their communication to our Corporate Secretary at Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202, or corporatesecretary@royalgold.com. Our Corporate Secretary reviews communications to the Board. Communications relating to accounting, auditing, or fraud are forwarded to the Chairman of our AF Committee, and any other communications addressing a legitimate business issue are forwarded to other members of our Board as appropriate.

BOARD STRUCTURE

Our Board does not have a policy regarding separation of the roles of Chairman and CEO. Our Board believes it is in our best interests to make that determination based on circumstances from time to time. Our Board believes that having an independent, nonexecutive Chairman is currently the most appropriate structure for our company. In the Board's view, its current leadership structure effectively allocates authority, responsibility, and oversight between management and the Independent directors. Mr. Hayes has served as our independent Chairman since May 2014. If in the future we decide to appoint a non-independent Chair, our Board's Governance Guidelines state that our independent directors will also appoint a lead independent director.

COMMITTEES OF THE BOARD

Our Board has two standing committees: Audit and Finance Committee ("AF Committee") and Compensation, Nominating, and Governance Committee ("CNG Committee"). Each committee is governed by a written charter that is reviewed annually and updated as appropriate to reflect best practices and regulatory or business changes. Each committee also reviews annually its own compliance with its charter. Committee charters are available on our website at www.royalgold.com under "ESG – ESG Document Library."

AUDIT AND FINANCE COMMITTEE



William
Hayes,
Chairman

Jamie
Sokalsky

Christopher
Thompson*

COMMITTEE MEMBERS AND HIGHLIGHTS

- AF Committee held five meetings during fiscal year 2020
- All members are independent under Nasdaq and SEC rules
- All members are audit committee financial experts as defined under SEC rules
- All members satisfy the Nasdaq financial literacy and sophistication requirements

* In September 2020, Mr. Thompson notified us of his intention not to stand for reelection to our Board at the annual meeting and to retire from the Board on that date. If Ms. Chubbs is elected as a Class III director at the annual meeting, the Board expects to appoint her as a member of the AF Committee to replace with Mr. Thompson.

KEY RESPONSIBILITIES

- Oversees the integrity of our financial statements
- Oversees compliance with legal and regulatory requirements and corporate policies
- Appoints, retains, and oversees the independent registered public accountant and evaluates its qualifications, performance, and independence
- Approves auditing services and any non-audit services to be rendered by the independent registered public accountant
- Monitors the internal audit process and critical accounting policies
- Reviews the adequacy of financial and operating controls
- Oversees our financial strategy, capital structure, and liquidity position
- Oversees our cybersecurity program
- Reviews and approves related-person transactions

COMPENSATION, NOMINATING, AND GOVERNANCE COMMITTEE



Ronald
Vance,
Chairman

Kevin
McArthur

Sybil
Veenman

COMMITTEE MEMBERS AND HIGHLIGHTS

- CNG Committee held five meetings during fiscal year 2020
- All members are independent under Nasdaq and SEC rules, including the enhanced independence rules applicable to compensation committee members

KEY RESPONSIBILITIES

- Oversees our compensation policies, plans, and programs
- Reviews and determines the compensation to be paid to executives
- Recommends to the Board compensation to be paid to our nonemployee directors
- Administers our equity incentive plan
- Oversees the preparation of our compensation disclosures
- Identifies and recommends to the Board director nominees
- Has authority to retain an independent compensation consultant
- Advises our Board on corporate governance matters
- Reviews our corporate governance policies and guidelines
- Reviews our diversity practices

BOARD PRACTICES, PROCESSES, AND POLICIES

MEETINGS AND ATTENDANCE

Our Board held six meetings during fiscal year 2020. Each director attended 100% of the meetings of the Board and the committee on which he or she served. It is our policy that directors attend our annual stockholders meeting, and all of our directors attended last year's annual stockholders meeting.

EXECUTIVE SESSIONS

Our independent and nonemployee directors meet regularly in executive sessions. Each of the AF Committee and CNG Committee also meets regularly in executive sessions. Executive sessions are generally scheduled immediately before or after each regular meeting.

BOARD AND COMMITTEE ASSESSMENTS

Our Board considers a thorough and constructive assessment process to be critical in properly assessing Board and committee effectiveness. Each year, the CNG Committee oversees assessments of the Board and each committee concerning their structure, role, responsibilities, and performance.

1   **Annual Review**

- ✔ The CNG Committee oversees an annual self-assessment of Board and committee performance and effectiveness.
- ✔ The assessment is conducted through an independent web-based platform, with all responses submitted confidentially to encourage full and candid responses.

2   **Board Assessment**

- ✔ Our Board's self-assessment focuses on numerous aspects of corporate governance and performance of the Board's duties and responsibilities, including, for example, the Board's culture and interactions with management; the structure, size, competencies, and experience of the Board and its committees; the Board's effectiveness in guiding strategic direction; succession planning; and the adequacy of agendas, time allotments, and information provided to directors.

3   **Committee Assessment**

- ✔ Simultaneously with the Board's self-assessment process, each committee member also completes a confidential assessment of the performance and effectiveness of the committee on which they serve.

Outcome

- ✔ Our Board has determined that the Board and its committees operated effectively during fiscal year 2020.

Follow-Up

- ✔ The CNG Committee uses the assessment results, and in particular the assessment of directors' skills and qualifications, when recommending director nominees to stockholders.
- ✔ Policies and practices of the Board may be updated as a result of review and evaluation of assessment results. Director suggestions for improvements to the questionnaires and assessment process are incorporated on an ongoing basis.

DIRECTOR ON-BOARDING AND CONTINUING EDUCATION

We conduct a comprehensive on-boarding program with incoming directors to introduce them to Royal Gold, our management, business model, corporate strategy, financial condition, corporate organization, and governance practices.

Directors receive appropriate information to assist them in the performance of their duties as directors and committee members, as applicable, including quarterly updates concerning legal, regulatory, accounting, tax, finance, compliance, and governance developments and trends. We reimburse directors for attendance at external director education programs, membership to the National Association of Corporate Directors, and subscriptions to publications concerning governance and other relevant matters.

BOARD GOVERNANCE GUIDELINES

Our Board has adopted Governance Guidelines as a general framework to assist the Board in carrying out its responsibilities. The Governance Guidelines are reviewed annually and updated as appropriate for evolving best practices and regulatory developments. Compliance with the Governance Guidelines is also reviewed annually. The Governance Guidelines are available on our website at www.royalgold.com under "ESG – ESG Document Library."

CODE OF BUSINESS CONDUCT AND ETHICS

Our Code of Business Conduct and Ethics applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer and the members of our Board. A copy of our Code of Business Conduct and Ethics is available on our website at www.royalgold.com under "ESG – ESG Document Library." We intend to disclose any changes to or waivers from the Code of Business Conduct and Ethics that are required to be disclosed by posting this information on our website.

RELATED-PERSON TRANSACTIONS

The AF Committee is responsible for reviewing transactions involving Royal Gold and any related persons, as defined under SEC rules. Any transaction with a related person, other than transactions available to all employees generally or involving less than $120,000, must be approved or ratified by the AF Committee. Related persons include, for example, directors, executives, greater than 5% beneficial owners, and their family members and associated entities. In determining whether to approve a transaction, the AF Committee considers all relevant facts and circumstances and takes into account, among other factors, whether the transaction is on terms no less favorable to us than terms generally available to an unaffiliated third party under the same or similar circumstances; whether the transaction would impair the independence of an independent director; and whether the transaction would present an improper conflict of interest for any director or executive. No related-person transactions were required to be reported for fiscal year 2020.

ANTI-HEDGING AND ANTI-PLEDGING POLICIES

Our Insider Trading Policy prohibits directors, officers, and employees from hedging against their investments in our stock. This helps to ensure alignment between the interest of management and our stockholders generally. Specifically, the policy prohibits any director, officer, or employee from engaging in any of the following activities related to Royal Gold securities, including securities held directly or indirectly by the individual and equity awards received from us as compensation:

- trading in our securities on a short-term basis; our policy provides that stock purchased on the open market should generally be held for a minimum of six months and ideally longer
- purchasing or holding our securities on margin

- short selling our securities
- buying or selling put or call options or other derivative securities relating to our stock
- engaging in hedging or monetization transactions, such as collars, equity swaps, prepaid variable forwards, and exchange funds with respect to our securities
- participating in investment clubs that invest in our securities
- placing open orders of longer than three business days or ending after a trading window has closed other than pursuant to a qualified trading plan
- pledging our securities as security for any obligation

Our Insider Trading Policy is reviewed annually by the CNG Committee and the Board and updated as appropriate. Our Insider Trading Policy is available on our website at www.royalgold.com under "ESG – ESG Document Library."

TRADING CONTROLS

Under our Insider Trading Policy, directors, officers, and employees on our restricted trading list must receive permission from our Corporate Secretary before entering into any transactions in our securities. Generally, trading is permitted only during open trading periods. These individuals may enter into a 10b5-1 trading plan under SEC rules. These trading plans may be entered into only during an open trading period and must be pre-approved by our Corporate Secretary.

DIRECTOR COMPENSATION

Our director compensation program is designed to reflect current market trends and developments with respect to director compensation. Among other things, our program is designed to provide a higher proportion of total compensation in equity as compared to cash in order to align the interests of directors and stockholders.

The CNG Committee is responsible for evaluating, and recommending to our independent directors, the compensation paid to nonemployee directors. The independent directors consider the CNG Committee's recommendation and make final determinations on compensation for our nonemployee directors.

We do not have a retirement plan for nonemployee directors. Any executive who also serves as a director is not paid additional compensation for their services on our Board. Therefore, Mr. Heissenbuttel, as President and CEO, does not receive any additional compensation for his services as a director.

PEER GROUP BENCHMARKING

The CNG Committee retains an independent compensation consultant to benchmark director compensation against our peer group every other year. For purposes of reviewing fiscal year 2020 director compensation, the CNG Committee relied on a report prepared by Hugessen Consulting Inc. ("Hugessen") in June 2018 in connection with the CNG Committee's review of director compensation for fiscal year 2019. As a result, our peer group for purposes of fiscal year 2020 director compensation was the same peer group used for purposes of fiscal year 2019 executive and director compensation (see page 49 for a description of our fiscal year 2019 peers).

The Hugessen report provided benchmarking information with respect to the amount of director compensation using several methodologies, the forms of compensation used, and our stock ownership guidelines for directors.

COMPONENTS OF FISCAL YEAR 2020 DIRECTOR COMPENSATION

Taking into account the information provided by Hugessen, the CNG Committee recommended, and the independent directors approved, that no changes be made to the director compensation program for fiscal year 2020. This was the fourth consecutive year of no increase in director compensation.

Compensation Element for Nonemployee Directors	Fiscal Year 2020 Amount*
Annual Board Retainer	$60,000
Board and Committee Meeting Fees	$1,500 / Meeting Attended
Annual Retainer for Chairman of the Board	$115,000
Annual Retainer for Chairman of the AF Committee and CNG Committee	$15,000
Annual Equity Award	$160,000 Equity Value Target**

* Annual retainers are paid in cash on a quarterly basis.

** Nonemployee directors received 1,386 shares of restricted stock (U.S. residents) or restricted stock units (Canadian residents). Half of the shares vested immediately on the grant date and the remaining half vested on the first anniversary of the grant date. The number of shares was determined based on the 30-day volume weighted average stock price for the period ended August 12, 2019, which was $116.16.

During the first quarter of fiscal year 2020, the members of the CNG Committee received a one-time search committee fee of $15,000, as approved by the other independent directors, in recognition of the extraordinary effort, diligence, and time commitment in connection with the CEO transition and related matters.

FISCAL YEAR 2020 DIRECTOR COMPENSATION

The following table provides information regarding compensation paid to or earned by our nonemployee directors for their services during fiscal year 2020.

Director	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total ($)
William Hayes	206,500	171,116	413,616
Kevin McArthur	91,500	171,116	262,616
Jamie Sokalsky	76,500	171,116	247,616
Christopher Thompson	76,500	171,116	247,616
Ronald Vance	106,500	171,116	313,616
Sybil Veenman	91,500	171,116	262,616

[1] Amount represents the grant date fair value of restricted stock or restricted stock units granted during fiscal year 2020, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 8 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended June 30, 2020. In accordance with financial statement reporting rules, the grant date fair value for each share of restricted stock or restricted stock unit was $123.46, which was the closing price of our common stock on the grant date, August 14, 2019. The value shown in this table ($171,116) differs from the value shown in the previous table as the target value of the equity award ($160,000). For administrative purposes, when the awards were granted, we used the 30-day volume weighted average stock price for the period ended August 12, 2019, which was $116.16. For purposes of this table, we are required to report the awards at their grant date fair values calculated in accordance with financial statement reporting rules, as described above. As of June 30, 2020, Messrs. Hayes and Thompson each held 693 shares of unvested restricted stock. All other nonemployee directors elected to defer their 2020 equity compensation pursuant to our Deferred Compensation Plan, which is described below.

DIRECTOR DEFERRED COMPENSATION PLAN

Our nonemployee directors are eligible to participate in our Deferred Compensation Plan. The plan allows participants to elect to set aside eligible cash and equity compensation in a tax-deferred vehicle for retirement or other life-event purposes. Participants can elect to receive certain income in a future year that would otherwise be paid in the upcoming year. These amounts are not subject to federal income tax at the time of contribution to the plan. The plan is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Four of our six nonemployee directors elected to defer all of their fiscal year 2020 equity compensation.

EXPENSES

We reimburse nonemployee directors for their out-of-pocket travel, lodging, and meal expenses incurred in connection with their travel in service to our Board. We do not reimburse nonemployee directors for their time spent traveling on Board business.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Nonemployee directors are expected to have a significant long-term financial interest in Royal Gold. To encourage alignment with the interests of stockholders, each nonemployee director is required to own shares of our common stock equal in value to $600,000 within five years from the date of their first equity grant. Nonemployee directors are required to hold 50% of the shares acquired pursuant to any equity grant until they meet their ownership target. Directors are also prohibited from hedging against their investments in our stock or pledging their shares. As of September 21, 2020, all of our nonemployee directors exceeded their ownership guidelines.

Director	Guideline Value of $600,000 Compared to FY 2020 Board Retainer	Actual Value of Stock Owned Compared to FY 2020 Board Retainer
William Hayes	**10x** Retainer	**17.9x** Retainer
Kevin McArthur	**10x** Retainer	**35.0x** Retainer
Jamie Sokalsky	**10x** Retainer	**31.6x** Retainer
Christopher Thompson	**10x** Retainer	**89.2x** Retainer
Ronald Vance	**10x** Retainer	**28.2x** Retainer
Sybil Veenman	**10x** Retainer	**16.0x** Retainer

ADVISORY VOTE ON EXECUTIVE COMPENSATION



Our Board recommends a vote
FOR approval of the advisory
resolution on executive
compensation

We are seeking stockholder approval of an advisory resolution on the compensation of our NEOs as described in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion included in this proxy statement.

This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express a view on our fiscal year 2020 executive compensation programs and policies and the compensation paid to our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation policies and practices relating to our NEOs as described in this proxy statement. Because your vote is advisory, it will not be binding on the Board. The Board and CNG Committee will, however, as they have done in prior years, consider the outcome of the say-on-pay vote when considering future compensation arrangements.

At our 2017 annual meeting, stockholders approved, on an advisory basis, holding the say-on-pay votes annually, and the Board has adopted a practice of providing for an annual say-on-pay vote. Accordingly, the next say-on-pay vote will occur at our 2021 annual meeting.

Our Board recommends a "FOR" vote because it believes that our compensation policies and practices are effective in achieving our compensation goals of paying a competitive salary, providing attractive annual and long-term incentives to reward growth, and linking management interests with stockholder interests.

Key elements of our fiscal year 2020 executive compensation are described beginning on page 40.

Stockholders are asked to approve the following advisory resolution:

RESOLVED, that the compensation paid to Royal Gold's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve this proposal.

COMPENSATION, NOMINATING, AND GOVERNANCE COMMITTEE REPORT

The Compensation, Nominating, and Governance Committee of the Board of Directors has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation, Nominating, and Governance Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in Royal Gold's Annual Report on Form 10-K for the year ended June 30, 2020, and the Board of Directors has approved that recommendation.

This report is provided by the following independent directors, who comprise the Compensation, Nominating, and Governance Committee:

Ronald Vance, Chairman   **Kevin McArthur**   **Sybil Veenman**

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

This Compensation Discussion and Analysis is designed to provide our stockholders with a clear understanding of our compensation philosophy and objectives, compensation-setting process, and the fiscal year 2020 compensation of our named executive officers.

NAMED EXECUTIVE OFFICERS

For fiscal year 2020, we had seven named executive officers, consisting of five current executives and two former executives (collectively, our "NEOs" or "executives").

CURRENT NEOs

WILLIAM HEISSENBUTTEL, 55



President and Chief Executive Officer

Mr. Heissenbuttel has more than 30 years of corporate finance experience, including 25 years in project and corporate finance in the metals and mining industry. Mr. Heissenbuttel was appointed our President and Chief Executive Officer and a Class I director, effective January 2, 2020. Previously, he served as our Chief Financial Officer and Vice President Strategy from June 2018 to January 2020, Vice President Corporate Development from 2007 to June 2018, Vice President Operations from January 2015 to June 2016, and Manager Corporate Development from 2006 to 2007.

Prior to joining Royal Gold, Mr. Heissenbuttel served as Senior Vice President from 2000 to 2006 and Vice President from 1999 to 2000 at N M Rothschild & Sons (Denver) Inc. From 1994 to 1999, he served as Vice President and then as Group Vice President at ABN AMRO Bank N.V. From 1987 to 1994, he was a Senior Credit Analyst and an Associate at Chemical Bank Manufacturers Hanover.

Mr. Heissenbuttel holds a Master of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Northwestern University.

MARK ISTO, 60



Executive Vice President and Chief Operating Officer, Royal Gold Corporation

Mr. Isto has 35 years of experience in mining engineering, mine management, and project development on a regional and global basis. Mr. Isto has served as our Executive Vice President and Chief Operating Officer since January 2020. Previously, he served as our Vice President, Operations, from June 2016 to January 2020 and Executive Director, Project Evaluation, for our wholly owned subsidiary, RGLD Gold (Canada) Inc., from January 2015 to June 2016.

Prior to joining Royal Gold, Mr. Isto served as Vice President Operations for First Nickel Inc. from 2012 to 2014 and served in Vice President and Senior Vice President roles in the Projects Group at Kinross Gold Corp. from 2006 to 2012. Mr. Isto also served as Mine General Manager of Golden Sunlight Mines, Inc. (Placer Dome America) from 2004 to 2006 and previously held numerous other management positions in Placer Dome's global operations, including Chief Engineer, Mine Superintendent, Project Director, and Senior Advisor over nearly 25 years with Placer Dome.

Mr. Isto holds a Master of Business Administration degree in Business Administration from the University of Nevada–Reno and a Bachelor of Science degree in Mining Engineering from Montana College of Mineral Science and Technology.

DANIEL BREEZE, 47



Vice President
Corporate
Development, RGLD
Gold AG

Mr. Breeze has 20 years of technical and commercial experience across international markets. Mr. Breeze has served as Vice President Corporate Development of our wholly owned subsidiary, RGLD Gold AG, since January 2019.

Before joining Royal Gold, Mr. Breeze worked for Bank of Montreal from 2010 to December 2018, serving most recently as Managing Director, Equities for BMO Capital Markets, based in Zürich, Switzerland, where he was focused primarily on the mining sector. Previously, Mr. Breeze was a member of the Equities Group at UBS Investment Bank where he worked extensively with North American and European mining companies across the commodity spectrum. Prior to his banking career, Mr. Breeze was a member of its geotechnical/mining team at Golder Associates.

Mr. Breeze holds Master of Engineering and Master of Business Administration degrees from the University of Toronto and a Bachelor of Science degree in Civil Engineering from the University of Manitoba. Mr. Breeze is also a registered Professional Engineer.

PAUL LIBNER, 47



Chief Financial Officer
and Treasurer

Mr. Libner has more than 20 years of finance and accounting experience. Mr. Libner has served as our Chief Financial Officer and Treasurer since January 2020. Previously, he served as our Controller and Treasurer from June 2018 to January 2020 and Controller from 2004 to May 2018.

Mr. Libner began his career with Ernst & Young where he provided audit and business advisory services, primarily for the financial services and healthcare industries, and later held various finance and accounting roles within the financial services industry.

Mr. Libner holds a Bachelor of Science degree and Master of Accountancy degree from the University of Denver.

RANDY SHEFMAN, 47



Vice President and
General Counsel

Mr. Shefman has more than 20 years of legal experience in international transactions across the mining, oil and gas, and power sectors. He joined Royal Gold in 2011 as Associate General Counsel and served in that capacity until his appointment as Vice President and General Counsel in January 2020.

Prior to Royal Gold, Mr. Shefman was in private legal practice with regional and international law firms, including LeBouef Lamb Greene & MacRae, Holland & Hart, and Hogan Lovells.

Mr. Shefman holds an LL.M. degree in Environmental and Natural Resources Law and Policy from the University of Denver, a J.D. degree from the University of Colorado, and a Bachelor of Arts degree in history from the University of Michigan.

FORMER NEOs

Tony Jensen retired as our President and Chief Executive Officer and a Class I director effective January 1, 2020. Bruce Kirchhoff retired as our Vice President and General Counsel effective January 1, 2020.

WE DELIVERED STRONG FINANCIAL AND OPERATING RESULTS FOR FISCAL YEAR 2020

Fiscal year 2020 was another year of strong financial performance for Royal Gold. We saw new records for revenue of $499 million, operating cash flow of $341 million, and earnings of $199 million. We transitioned to new leadership and funded growth with $154 million invested in projects that we expect to provide future revenue growth, including $136 million of advance payments towards the Khoemacau silver stream. We also increased our per share dividend for the 19th consecutive year and paid total dividends of $71 million.

2020 FINANCIAL HIGHLIGHTS

STRONG REVENUE	STRONG OPERATING CASH FLOW
$499M 	$341M 

RECORD DIVIDENDS RETURNED TO STOCKHOLDERS	ROBUST LIQUIDITY
$71M 6% YOY	$1B

Liquidity at June 30, 2020, consisting of $319M working capital and $695M credit facility availability |

2020 OPERATIONAL HIGHLIGHTS

GEOs	FUNDED GROWTH
320,000 	$136M
advanced payments towards Khoemacau silver stream 

REVENUE BY METAL



3% Other
9% Copper
9% Silver
79% Gold

THE SAME PERFORMANCE MEASURES USED TO EVALUATE CORPORATE PERFORMANCE ARE USED FOR OUR COMPENSATION PROGRAMS

Our executives bear responsibility for driving corporate performance. Their compensation strongly correlates to our corporate performance based on many of the same key metrics that our Board uses to chart corporate strategy and evaluate our success in achieving that strategy.

MEASURES OF CORPORATE OPERATIONAL, FINANCIAL, AND STRATEGIC PERFORMANCE

Key Measure	Description of Performance Measures	Tie to Strategy	Element of Compensation
Operating Cash Flow Multiple vs. GDX Constituents	Measures our relative market performance against our peers in the GDX and directly reflects production performance, financial discipline, and portfolio quality	Financial flexibility and discipline; capital deployment	Short-term incentive
Net GEO Production	Measures the production success of our existing asset portfolio	Gold focused; capital deployment	
Cost Containment	Measures management's ability to manage our business in a cost-efficient manner	Financial flexibility and discipline	
Growth in Net GEOs	Measures our success in growing our business through acquisitions of new stream and royalty interests	Growth	Performance shares
TSR Relative to GDX Constituents	Measures the value created for our stockholders	Return to stockholders	
Net Revenue Target	Established a minimum financial threshold required before NEOs may receive vesting of restricted shares, subject to service conditions	Retention of quality management	Restricted shares

WE EMPLOY COMPENSATION BEST PRACTICES

Our executive compensation program aligns well with governance best practices and the long-term interests of our stockholders. We believe these best practices, some of which are in response to feedback from our stockholders, are key to our receiving an average of 98% voter support for our executive compensation program at each annual meeting of stockholders since November 2016.

The following are representative practices that we do and do not employ:

✔ WE DO	✘ WE DON'T
• **Pay for performance** with 72% of our current CEO's and 67% of our other current NEOs' total direct compensation for fiscal year 2020 representing variable or at-risk compensation • **Use multiple performance measures** for both short- and long-term incentive programs • **Use challenging short- and long-term goals** focused on growth and long-term returns • **Establish target and maximum awards** in short- and long-term incentive programs • **Use a formulaic scorecard** to determine short-term incentives • **Use multiple types of equity awards** under long-term incentive program intended to motivate performance over various time horizons and balance the overall risk-reward relationship • **Use a peer group of gold-focused companies** to benchmark performance and compensation levels • **Target NEO compensation at or near the median** of our peer group • **Require executives to meet robust stock ownership guidelines** to align their interests with the interests of our other stockholders • **Apply double-trigger vesting for equity awards** in a change of control • **Engage with stockholders** on a variety of topics, including governance and compensation • **Regularly monitor our executive compensation program** to assess and mitigate compensation-related risks • **Maintain independence of the CNG Committee**, and our independent compensation consultant reports directly to the CNG Committee	• Guarantee salary increases, annual short-term incentive payments, or long-term incentive opportunities • Provide excessive perquisites or other special benefits • Permit repricing of stock options without stockholder approval • Provide excise tax gross-ups, including for change-of-control payments • Permit executives or directors to hedge or pledge our stock • Maintain a defined benefit pension plan or any special executive retirement plans

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES SUPPORT COMPANY PERFORMANCE

The CNG Committee sets and administers our executive compensation philosophy, objectives, and design. Our fundamental compensation philosophy is to recruit, retain, and reward high-performing executives who will bring value to Royal Gold in a variety of ways:

- Drive growth and profitability
- Increase long-term value for our stockholders
- Manage Royal Gold in a responsible manner and in the best interests of stockholders, employees, and other stakeholders
- Maintain our reputation for management excellence and financial performance

When designing executive compensation, the CNG Committee seeks to achieve the following objectives:

- Attract and retain the highest caliber personnel on a long-term basis
- Align management's interests with the advancement of long-term, sustainable stockholder value
- Provide incentive compensation based on company performance on key financial, operational, and strategic goals
- Encourage creativity and innovation
- Discourage excessive risk-taking behavior

OUR EXECUTIVE COMPENSATION DESIGN INCLUDES A MIX OF BASE SALARY AND SHORT- AND LONG-TERM INCENTIVES

Compensation for our executives includes base salary, a short-term cash incentive, long-term equity incentive awards, and a small amount of fixed benefits. The majority of target compensation (72% of CEO pay and 67% of NEO pay) is performance-based and not guaranteed. Our emphasis is on long-term equity to better align our executives' interests with our stockholders' interests:



	Element	When	Fiscal Year 2020 Performance Measures	Measuring Period	How Payout Determined	
Current CEO 24% (CASH)	Salary	Reviewed annually	Individual experience and performance	Ongoing	Benchmarking; individual experience and performance	**Other Current NEOs** 30%
20%	Short-term Incentive	Awarded annually	Financial, operational, strategic, and individual measures (page 38)	1 year	CNG Committee verification of performance as compared to preestablished measures	21%
52% (EQUITY)	Stock Options and SARs	Awarded annually	Stock performance and service conditions (page 45)	1- to 3-year vesting	Stock performance	46%
	Restricted Shares		Net revenue and service conditions (page 45)	3- to 5-year vesting	CNG Committee verification of performance as compared to preestablished measure	
	Performance Shares (GEOs)		Growth in annual net GEOs and service conditions (page 45)	Annually up to year 5	CNG Committee verification of performance as compared to preestablished measures	
	Performance Shares (TSR)		TSR percentile compared to GDX constituents and service conditions (page 45)	1 and 3 years		
4% (OTHER)	Benefits					3%

WE ESTABLISH THRESHOLD, TARGET, AND MAXIMUM PAYOUTS FOR SHORT-TERM INCENTIVES AND LONG-TERM PERFORMANCE SHARES CORRELATED TO KEY COMPANY PERFORMANCE MEASURES

The CNG Committee established threshold, target, and maximum payouts for short-term incentives and performance shares. Payouts can range from zero if threshold performance is not achieved to 200% if every maximum performance measure is achieved.

- *Threshold* performance goals should be set to the minimum acceptable performance level, below which performance is not worthy of variable compensation
- *Target* performance goals should generally be consistent with our annual budget and strategic plan, but should be challenging to achieve
- *Maximum* performance goals should be set to require a significant stretch to achieve; they are exemplary performance levels that exceed targets and are worthy of payout up to a maximum 200% of target

WE ESTABLISHED A PERFORMANCE HURDLE FOR RESTRICTED SHARES

We were required to achieve $280 million in net revenue for fiscal year 2020 for any restricted stock or restricted stock units granted to NEOs in August 2019 to vest. Net revenue is a non-GAAP measure that is calculated as revenue less cost of sales (which excludes depreciation, depletion, and amortization). Our net revenue for fiscal year 2020 was $415 million. As a result, the performance threshold for these awards was met. The service requirements, as discussed below, must also be met before any awards vest.

THREE ELEMENTS OF TOTAL DIRECT COMPENSATION

1. BASE SALARY

Base salary is the fixed cash amount paid to an executive to perform their job duties. The CNG Committee reviews and approves executive salaries each August. In alternating years, the CNG Committee's independent compensation consultant benchmarks executive salaries against our peer group. In general, base salaries are set at or near the median of our peer group.

In alternating years when benchmarking is not performed, the CNG Committee ages the most recent benchmarking results using the most recent U.S. Department of Labor Bureau of Labor Statistics cost-of-living index for the geographic region that includes our Denver headquarters.

In early 2019, the CNG Committee engaged Hugessen as its independent compensation consultant to conduct an updated executive compensation benchmarking study for purposes of setting fiscal year 2020 executive compensation. Hugessen provided its benchmarking study in May 2019, which was supplemented by the CNG Committee and management and then further validated by Hugessen.

Taking into account the work of the independent compensation consultant, for fiscal year 2020, the CNG Committee adjusted base salary in three respects, as detailed in the table below: (1) to provide a 2.7% cost-of-living increase based on the July 2019 U.S. Department of Labor Bureau of Labor Statistics cost-of-living index for the geographic region that includes our Denver headquarters; (2) where appropriate, to align an executive's salary closer to the median salary of our peers; and (3) to adjust for any promotions.

In setting Mr. Heissenbuttel's new compensation package in connection with his promotion to President and CEO in January 2020, the CNG Committee considered the following: (1) CEO compensation at the companies in our peer group; (2) our practice of targeting total compensation at or near the median of our peer group, and (3) the fact that Mr. Heissenbuttel was new to the CEO role. The CNG Committee set Mr. Heissenbuttel's compensation at a level designed to acknowledge the significance of the CEO role, while at the same time providing upside potential for subsequent compensation adjustments as he grows into the new position and demonstrates measurable success relative to specific corporate and personal goals.

EXECUTIVE BASE SALARIES

Name	Title	Base Salary at End of FY2019 ($)	Base Salary at End of FY2020[1] ($)	Increase	Reason for Increase
William Heissenbuttel	President and CEO	502,000	650,000	29%	2.7% cost-of-living increase and remaining increase for promotion to President and CEO
Mark Isto	EVP and COO, Royal Gold Corporation	430,000	485,000	13%	2.7% cost-of-living increase, 4.7% increase to move closer to peer median, and remaining increase for promotion to EVP
Daniel Breeze	VP Corporate Development, RGLD Gold AG	350,000	370,000	5.8%	2.7% cost-of-living increase and remaining increase to move closer to peer median
Paul Libner	CFO and Treasurer	270,000	340,000	26%	2.7% cost-of-living increase and remaining increase for promotion to NEO position
Randy Shefman	VP and General Counsel	258,500	325,000	26%	2.7% cost-of-living increase and remaining increase for promotion to NEO position
Tony Jensen	Former President and CEO	800,000	822,000	2.7%	2.7% cost-of-living increase
Bruce Kirchhoff	Former VP, General Counsel, and Secretary	414,000	426,000	2.7%	2.7% cost-of-living increase

[1] For Messrs. Jensen and Kirchhoff, amounts represent their base salaries on their January 1, 2020, retirement date.

2. SHORT-TERM INCENTIVE AWARDS AND DISCRETIONARY BONUSES

WE USE A FORMULAIC SHORT-TERM INCENTIVE SCORECARD AND PROVIDE LIMITED DISCRETIONARY BONUSES WHEN APPROPRIATE

The CNG Committee uses a formulaic scorecard that sets predetermined financial, operational, strategic, and individual performance measures for determining awards of short-term incentives. The CNG Committee believes the scorecard is transparent, uses financial and operational measures that are understood by our executives and stockholders, and aligns executive pay with our annual performance.

In August 2019, the CNG Committee established a short-term incentive target for each executive based on a percentage of the executive's salary for fiscal year 2020. The CNG Committee defined the target as the midpoint of each executive's short-term incentive range (75% to 125% of base salary for the CEO, and 60% to 90% of base salary for all other NEOs). The CNG Committee also established threshold, target, and maximum performance goals that could result in payouts ranging from zero if no threshold goals were achieved, to 100% of an executive's bonus target if each target goal was achieved, and then to 200% of an executive's bonus target if each maximum goal was achieved.

Messrs. Jensen and Kirchhoff retired on January 1, 2020, and therefore were not entitled to any payouts under our short-term incentive program for fiscal year 2020. In January 2020, in recognition of Mr. Kirchhoff's service during fiscal year 2020, the CNG Committee approved a discretionary cash bonus to Mr. Kirchhoff of $177,500 (which amount represented one-half of his short-term incentive awarded for fiscal year 2019).

In August 2020, the CNG Committee approved discretionary cash bonus to Mr. Heissenbuttel of $50,000 for his leadership during the COVID-19 pandemic. Also in August 2020, taking into account the recommendation of Mr. Heissenbuttel, the CNG Committee approved a discretionary cash bonus to Mr. Isto of $50,000 in recognition of his outstanding effort and extensive contributions to our Peak Gold investment, overall management and monitoring of our existing portfolio of investments, and the development of a virtual technical due diligence program in response to the COVID-19 pandemic.

Some of the weightings described below were different for Messrs. Libner and Shefman for the first half of the fiscal year before they were promoted to NEO positions.

FINANCIAL AND OPERATIONAL MEASURES (40%)

40% of executives' short-term incentive was tied to our performance against three financial and operational measures:

- *Our operating cash flow as a multiple of market capitalization relative to the GDX constituents*
  - Compares our relative market performance against that of our peers
  - Reflects both financial discipline and the quality and performance of our stream and royalty portfolio

- *Net GEO production relative to our fiscal year 2020 budget*
  - Compares actual production from our stream and royalty portfolio against our fiscal year 2020 budget
  - "Net GEO" production represents operators' aggregate mineral production subject to our stream and royalty interests, multiplied by metal prices used in our fiscal year 2020 budget, less reported cost of sales, divided by the gold price used in our fiscal year 2020 budget

- *Our ability to hold cash costs in line with our budget (cost containment)*
  - Tests our ability to conduct our business in a cost-efficient manner

STRATEGIC MEASURES (35%)

35% of executives' short-term incentive was tied to our success against three strategic measures:

- *Deploy capital reasonably expected to generate future GEOs*
- *Exploration advance or monetization of our Peak Gold joint venture in Alaska*
- *Maintain preestablished leverage and liquidity levels*

INDIVIDUAL PERFORMANCE MEASURES (25%)

25% of executives' short-term incentive was tied to individual performance against multiple unique corporate and personal goals. The goals were generally designed to promote superior individual performance and continue development and growth as an executive, as well as to promote talent development within the organization.

FISCAL YEAR 2020 SHORT-TERM INCENTIVE SCORECARD

Performance Measures	Weight	Threshold (0% payout)	Target (100% payout)	Maximum (200% payout)
Financial and Operational Measures				
• Operating cash flow as a multiple of market capitalization relative to GDX constituents	20%	80th percentile	90th percentile	100th percentile
• Net GEO production vs. fiscal year 2020 budget (holding metal prices constant at budgeted amounts)	10%	80% of FY 2020 budget	100% of FY 2020 budget	120% of FY 2020 budget
• Cost containment (excluding non-cash compensation, production taxes, exploration costs and nonrecurring items)	10%	10% over FY 2020 budget	Meet FY 2020 budget	10% under FY 2020 budget
Strategic Measures[1] • Capital deployment to generate GEOs	20%	Invest capital reasonably expected at the time of commitment to result in the generation of future GEOs at or above threshold, target, maximum amounts		
• Peak Gold JV	10%	Exploration advance or monetization of our Peak Gold joint venture interest		
• Financial strength after growing dividend	5%	Maintain specified debt-related ratio and liquidity levels		
Individual Performance[1]	25%	Meet individualized corporate and personal development goals		
Total	**100%**			

[1] The CNG Committee has determined that public disclosure of the specific strategic and individual performance goals could cause competitive harm to us and is not material to an understanding of fiscal year 2020 executive compensation.

SHORT-TERM INCENTIVES WERE AWARDED FOR FISCAL YEAR 2020

In August 2020, the CNG Committee evaluated our corporate performance as measured against each preestablished financial, operational, and strategic performance measure. The CNG Committee also evaluated Mr. Heissenbuttel's performance against his individual performance measures. Mr. Heissenbuttel evaluated the performance of our other executives against their individual performance measures. Some numbers in the tables below do not total due to rounding and prorations for mid-year promotions.

ACTUAL PERFORMANCE VERSUS PERFORMANCE MEASURES FOR FISCAL YEAR 2020

Measure	% of Target Achieved	Weight	Heissenbuttel	Isto	Breeze	Libner	Shefman
Operating Cash Flow Multiple vs. GDX Constituents	130%	20%	26.0%	26.0%	26.0%	26.0%	26.0%
Net GEO Production	95%	10%	9.5%	9.5%	9.5%	9.5%	9.5%
Cost Containment	200%	10%	20.0%	20.0%	20.0%	20.0%	20.0%
Capital Deployment	50%	20%	10.0%	10.0%	10.0%	7.5%	7.5%
Peak Gold JV	0%	10%	0.0%	0.0%	0.0%	0.0%	0.0%
Financial Strength	100%	5%	5.0%	5.0%	5.0%	5.0%	5.0%
Individual Performance		25%	21.6%	25.0%	28.8%	34.2%	34.5%
Total Score		100%	92.0%	95.5%	99.2%	102.2%	102.4%

ACTUAL SHORT-TERM INCENTIVE AWARDS FOR FISCAL YEAR 2020

Measure	Heissenbuttel	Isto	Breeze	Libner	Shefman
Target (Midpoint of Short-Term Incentive Range)	$518,500	$363,750	$277,500	$189,892	$181,612
Individual Score	92.0%	95.5%	99.2%	102.2%	102.4%
Actual Short-Term Incentive	$477,000	$347,000	$275,000	$194,000	$186,000

3. LONG-TERM INCENTIVE AWARDS

OUR LONG-TERM INCENTIVES ALIGN EXECUTIVES' INTERESTS WITH STOCKHOLDERS' INTERESTS

Long-term incentive compensation is designed to encourage executives to manage our business for the long term by delivering a significant portion of each executive's potential total direct compensation at a future date. Annual long-term incentive awards are driven primarily by our achievement of performance goals that are consistent with our strategy and generate long-term returns for stockholders. The CNG Committee generally tries to set the value of long-term equity awards at an amount that maintains total direct compensation at or near the median of our peers.

In administering our long-term incentive program, the CNG Committee undertakes a risk analysis to assure that executives are guided by appropriate incentives without encouraging excessive risk taking.

In general, the CNG Committee grants equity awards annually in August and, in certain cases, in connection with a significant promotion.

WE USE THREE FORMS OF EQUITY AWARDS, EACH SERVING A DIFFERENT PURPOSE

1. STOCK OPTIONS AND STOCK-SETTLED STOCK APPRECIATION RIGHTS

Stock options and stock-settled stock appreciation rights ("SARs") are intended to promote sustainable business results by encouraging management to achieve share price appreciation. A SAR is a right to receive, upon exercise, the excess of the fair market value of one share of stock on the date of exercise over the grant price of the SAR. SARs are settled in shares of our common stock. The grant price for stock options and SARs is the closing price of our common stock on the grant date. Stock options and SARs have 10-year terms and generally vest in equal annual increments over three years beginning on the first anniversary of the grant date. In some cases, when we grant SARs mid-year as a result of a promotion, the three-year vesting schedule for the award may be tied to the previous annual grant date in August. Once granted, options and SARs are not subject to any future price adjustment.

Our U.S.-based executives are typically awarded the first $100,000 in value of stock options in the form of incentive stock options (the limit for incentive stock options under the Internal Revenue Code) and amounts above $100,000 are typically awarded in the form of SARs. Our executives based in Canada and Switzerland typically are awarded the entire value in SARs.

2. RESTRICTED SHARES

Awards of restricted stock ("RSAs") and restricted stock units ("RSUs") focus on retention by securing the long-term commitment of our executives. RSAs and RSUs generally vest in equal annual increments on the third, fourth, and fifth anniversaries of the grant date. In some cases, when we grant RSAs or RSUs mid-year as a result of a promotion, the five-year vesting schedule for the award may be tied to the previous annual grant date in August.

Our U.S.-based executives receive RSAs, and our executives based in Canada and Switzerland receive RSUs. RSAs are issued and outstanding shares of common stock with voting and dividend rights. RSUs are not issued and outstanding shares upon which the grantee may vote or receive dividends; however, grantees are entitled to a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid.

RSAs and RSUs granted in August 2019 also contained a performance-based vesting condition that provided that no vesting would occur unless we generated net revenue of $280 million or more in fiscal year 2020. Net revenue is a non-GAAP measure that is calculated as revenue less cost of sales (which excludes depreciation, depletion, and amortization). We generated net revenue of $415 million in fiscal year 2020. As a result, the performance-based vesting condition was met.

3. PERFORMANCE SHARES

Performance shares are intended to provide significant incentive to achieve long-term revenue growth and share price appreciation. Performance shares are earned only if preestablished performance goals are met within defined measuring periods. If the performance goals are not achieved by the end of the applicable measuring period, the shares expire unvested. In some cases, when we grant performance shares mid-year as a result of a promotion, the measuring period for the award may be tied to the previous annual grant date in August.

Performance shares are not issued and outstanding shares upon which the grantee may vote or receive dividends. Performance shares vest only if the CNG Committee determines that the underlying performance goals are met. Vested performance shares are settled in shares of our common stock.

Performance shares granted in August of each year from 2015 through 2019 remained outstanding and subject to vesting conditions during fiscal year 2020. These awards had the following characteristics:

- GEO Shares – 50% of an executive's performance shares granted in each year vest only if we *grow annual net GEOs* between defined threshold and maximum growth levels prior to the end of the fifth fiscal year following the grant date. Growth in annual net GEOs is designed to measure our success in growing our business, whether by acquiring new streams and royalties or reserve expansion by our mine operators. Net GEOs are calculated in the same manner as for short-term incentive awards, as described above. However, due to the five-year vesting period, *meeting or exceeding this measure depends on our success in continually acquiring new, revenue-producing stream and royalty assets. **Growth by acquisition and reserve expansion is one of our strategic objectives.***

- TSR Shares – 50% of an executive's performance shares granted in each year vest only if we achieve a *total shareholder return ("TSR") compared to the TSRs of the GDX constituents* between defined threshold and maximum levels. TSR Shares are eligible to vest for defined one- and three-year measuring periods. Relative TSR measures the value created for our stockholders over one- and three-year periods. *Achieving the highest TSR among our industry peers is one of our strategic objectives.*

Performance shares vest by linear interpolation within a range from zero shares if the threshold goal is met, to 100% if the target goal is met, and then to 200% if the maximum goal is met or exceeded. For all performance shares, the grantee must be in continuous service from the grant date through any vesting date to receive any shares. Any performance shares that remain unvested after the last applicable vesting date will expire unvested.

The specific goals for performance shares granted in August 2015 through 2019, and our results compared to these goals, are presented below:

GEO Shares Goal: Add, within five fiscal years after any grant date, a specific number of net GEOs over a set baseline of net GEOs. The CNG Committee established specific threshold, target, and maximum net GEO growth goals for fiscal year 2020. The CNG Committee has determined that public disclosure of the specific goals could cause competitive harm to us and is not material to an understanding of fiscal year 2020 executive compensation.

Vesting of GEO shares awarded annually in August of 2015 through 2019 is summarized below:

GEO SHARES VESTING THROUGH JUNE 30, 2020

Grant Date	Cumulative Percentage of Target Net GEO Production as of:		Vesting Result	Cumulative Percentage of Target GEO Shares Vested
August 2015	6/30/2016	121%	Between target and maximum	121%
	6/30/2017	190%	Incremental additional shares	190%
	6/30/2018	198%	Incremental additional shares	198%
	6/30/2019	198%	No vesting	198%
	6/30/2020	198%	No vesting – unvested shares expired	198%
August 2016	6/30/2017	107%	Between target and maximum	107%
	6/30/2018	109%	Incremental additional shares	109%
	6/30/2019	109%	No vesting	109%
	6/30/2020	109%	No vesting	109%
August 2017	6/30/2018	0%	No vesting	0%
	6/30/2019	0%	No vesting	0%
	6/30/2020	0%	No vesting	0%
August 2018	6/30/2019	0%	No vesting	0%
	6/30/2020	0%	No vesting	0%
August 2019	6/30/2020	0%	No vesting	0%

TSR Shares Goal: Achieve the highest percentile in TSR among the GDX constituents for defined one- and three-year periods:

- 50% of TSR shares are evaluated for the three-year measuring period ending on June 30 of the third fiscal year after the grant date ("3-year TSR shares")
- 50% of TSR shares are evaluated for vesting in equal one-third increments for each one-year measuring period ending on June 30 of the first, second, and third fiscal years after the grant date ("1-year TSR shares")

Vested TSR shares are settled in shares of common stock following June 30 of the third fiscal year after the grant date, when and if the CNG Committee determines that the TSR goal has been met.

TSR SHARES VESTING THRESHOLDS

Metric	Total Shareholder Return	Vesting
Threshold	Less than 50th percentile	0% of target shares awarded
Target	75th percentile	100% of target shares awarded
Maximum	100th percentile	200% of target shares awarded

TSR SHARES VESTING THROUGH JUNE 30, 2020

Grant Date	Tranche	Percentile Achieved	CNG Committee Vesting Determination
August 2017	1-Year, tranche 1	80th	Vested by linear interpolation between target and maximum*
	1-Year, tranche 2	47th	Percentile below threshold; shares expired unvested
	1-Year, tranche 3	35th	Percentile below threshold; shares expired unvested
	3-Year	58th	Vested by linear interpolation between threshold and target*
August 2018	1-Year, tranche 1	47th	Percentile below threshold; shares expired unvested
	1-Year, tranche 2	33rd	Percentile below threshold; shares expired unvested
	1-Year, tranche 3	N/A	Not yet subject to evaluation
	3-Year	N/A	Not yet subject to evaluation
August 2019	1-Year, tranche 1	37th	Percentile below threshold; shares expired unvested
	1-Year, tranche 2	N/A	Not yet subject to evaluation
	1-Year, tranche 3	N/A	Not yet subject to evaluation
	3-Year	N/A	Not yet subject to evaluation

* Vesting subject to grantee meeting the three-year continuous service requirement.

ANNUAL COMPENSATION PROCESS

THE CNG COMMITTEE LEADS THE ANNUAL EXECUTIVE COMPENSATION PROCESS, WITH INVOLVEMENT FROM ITS INDEPENDENT COMPENSATION CONSULTANT AND MANAGEMENT

ROLES AND RESPONSIBILITIES IN THE ANNUAL EXECUTIVE COMPENSATION PROCESS

CNG Committee	• Consists of three independent directors in accordance with securities, tax, and listing rules
	• Oversees administration of policies governing executive compensation
	• Reviews stockholder feedback and trends in executive compensation design
	• Reviews and sets compensation philosophy, objectives, and design and reviews any updates or changes with the Board annually
	• Ensures alignment with strategic goals and stockholder value through establishment of performance measures and goals consistent with our strategy and long-term value creation for stockholders
	• Determines whether performance measures are met
	• Conducts annual assessment of CEO performance, with input from all independent directors
	• Determines CEO compensation without the presence of CEO or other management
	• Considers, without being bound by, input from independent compensation consultant and CEO on NEO compensation
	• Determines NEO compensation with input from the CEO
Management	• Provides input to CNG Committee on strategy and program design
	• Develops initial recommendations for short- and long-term incentives based on achievement of performance measures
Independent Compensation Consultant	• Retained annually by the CNG Committee; independence determined annually by CNG Committee
	• Performs work at direction and under supervision of the CNG Committee
	• Provides expertise on compensation design, market practices, peer group construction, and benchmarking
	• Benchmarks NEO and director compensation in alternating years
	• Provides in-depth review of and recommendations for compensation framework and design

The CNG Committee commissions external reviews of executive and director compensation in alternating years to balance consulting costs with the need to achieve consistency with market compensation practices. In early 2019, the CNG Committee engaged Hugessen as its independent compensation consultant to conduct an updated executive compensation benchmarking study for purposes of setting fiscal year 2020 executive compensation. Hugessen provided its benchmarking study in May 2019, which was supplemented by the CNG Committee and management and then further validated by Hugessen.

The CNG Committee assessed the independence of its compensation consultant under Nasdaq listing standards and SEC rules and concluded that no conflict of interest existed that would have prevented the compensation consultant from serving as an independent consultant to the CNG Committee.

The compensation consultant reports directly to the Committee and did not provide any services to management in fiscal year 2020.

The CNG Committee or the Board is responsible for making all equity grants. Our management does not have the authority to make any equity grants.

WE ESTABLISH A RELEVANT COMPARATOR GROUP AND CONDUCT EXECUTIVE COMPENSATION BENCHMARKING

WE SELECT BENCHMARKING PEERS THAT MATCH OUR INDUSTRY, BUSINESS MODEL, AND MARKET CAP

The CNG Committee reviews and selects executive compensation peers based primarily on similar industry profile and size as measured by market capitalization. Our compensation peer group includes our closest direct streaming and royalty competitors, while the remainder of the group includes comparably sized gold and silver mining companies.

ROYAL GOLD PEER GROUP

Company	Primary Industry	Market Capitalization as of June 30, 2020 ($ in millions)
Agnico Eagle Mines Limited	Gold	15,410
B2Gold Corporation	Gold	5,911
Centerra Gold Inc.	Gold	3,241
Eldorado Gold Corporation	Gold	1,611
Franco-Nevada Corporation	Gold	26,483
IAMGOLD Corporation	Gold	1,875
Kinross Gold Corporation	Gold	9,063
Osisko Gold Royalties	Gold	1,646
Pan American Silver Corp.	Silver	6,365
Wheaton Precious Metals Corporation	Silver	19,681
Yamana Gold Corporation	Gold	5,163
75th Percentile		12,236
Median		5,911
25th Percentile		2,558
Average		8,768
Royal Gold, Inc.	Gold	8,153
Percentile		P64

Data source: S&P CapitalIQ

This is the same peer group as we used for fiscal year 2019 executive compensation, except that we made the following changes to account for merger and acquisition activity or to better align Royal Gold within the collective peer group based on market capitalization: (1) removed Coeur Mining, Inc., Hecla Mining Company, and New Gold Inc. and (2) added Osisko Gold Royalties, Yamana Gold Corporation, and Kinross Gold Corporation.

WE COMPARE OUR EXECUTIVE OFFICER COMPENSATION AGAINST OUR BENCHMARKING PEERS

For fiscal year 2020, the CNG Committee reviewed and considered peer data on several compensation elements, including base salary, short-term incentives, long-term incentives, and total direct compensation, as described above.

KEY COMPENSATION POLICIES AND PRACTICES

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with each of our NEOs. Under these agreements, we offer certain post-employment payments and benefits to our executives upon the occurrence of specified events. We believe these arrangements better enable us to offer competitive total compensation packages to our executives and promote the ongoing retention of these executives when considering potential transactions that may create uncertainty as to their future employment with us. None of the employment agreements provide for excise tax gross-ups in a change of control.

CEO EMPLOYMENT AGREEMENT

Our employment agreement with Mr. Heissenbuttel provides that he will serve as our President and CEO and that our Board will continue to nominate him for reelection as a director. The agreement has a one-year term beginning on January 2, 2020, and automatically renews for four consecutive one-year periods unless either party timely elects for nonrenewal. Under the agreement, Mr. Heissenbuttel is entitled to an annual base salary of $650,000, which may be increased annually as determined by our Board or CNG Committee. Mr. Heissenbuttel is also eligible to participate in our annual bonus and long-term equity programs, as well as other employee benefits made available to similarly situated executives. Mr. Heissenbuttel is entitled to severance benefits in connection with a termination of employment or a change of control as described below under "*Potential Payments Upon Termination or Change of Control*" on page 59.

Mr. Heissenbuttel is prohibited from competing against us or soliciting our employees, customers, or business relationships for 12 months following termination of his employment.

OTHER NEO EMPLOYMENT AGREEMENTS

We have entered into an employment agreement with each of our other current NEOs. The agreements for Messrs. Isto and Breeze are between these executives and our wholly owned subsidiaries, Royal Gold Corporation and RGLD Gold AG, respectively. Mr. Breeze's agreement began on January 1, 2019, and has an indefinite term. The agreements with Messrs. Isto, Libner, and Shefman have a one-year term beginning on January 2, 2020, and automatically renew for four consecutive one-year periods unless either party timely elects for nonrenewal. Each executive is entitled to an annual base salary as originally set by the CNG Committee as described above, which salary may be increased annually as determined by our Board or CNG Committee. Each executive is also eligible to participate in our annual bonus and long-term equity programs, as well as other employee benefits made available to similarly situated executives. Each executive is entitled to severance benefits in connection with a termination of employment or a change of control as described below under "*Potential Payments Upon Termination or Change of Control*" on page 59.

Each executive is prohibited from competing against us or soliciting our employees, customers, or business relationships for 12 months following termination of his employment.

RETIREMENT AGREEMENTS

JENSEN RETIREMENT AGREEMENT

We entered into a retirement agreement with Mr. Jensen in connection with his retirement on January 1, 2020. Under the agreement, Mr. Jensen is prohibited from competing against us or soliciting our employees, customers, or business relationships for 24 months following termination of his employment. In recognition of Mr. Jensen's long, successful, and distinguished service to Royal Gold and our Board, the CNG Committee approved that all time-vested equity awards held by Mr. Jensen on January 1, 2020, became fully vested and all performance shares held by Mr. Jensen on January 1, 2020, remained eligible to vest based on attainment of the applicable performance criteria through fiscal year 2021. Specifically, stock options representing 1,238 shares, SARs representing 25,958 shares, and restricted stock representing 27,032 shares received accelerated vesting. In addition, performance shares representing 35,881 shares (at maximum potential payout) continued to vest subject to attainment of the applicable performance criteria. In approving Mr. Jensen's retirement benefits, the CNG Committee considered the following:

- Mr. Jensen's planned retirement followed a long period of successful and distinguished service to Royal Gold and the Board and took account of thoughtful succession planning.
- The CNG Committee reviewed alternatives to recognize Mr. Jensen's service and the outstanding performance of Royal Gold stock during his 16-year tenure.
- Mr. Jensen agreed to additional noncompetition restrictions as described above.
- Mr. Jensen did not receive any equity grants for fiscal year 2020.
- Mr. Jensen would not receive any value from the continued vesting of performance shares unless the applicable performance criteria relating to relative TSR and GEOs were met during fiscal year 2020 or 2021 as part of his TSR and GEO performance shares granted in August 2017 and August 2018.
- Mr. Jensen did not receive any cash severance in connection with his retirement.

KIRCHHOFF RETIREMENT AGREEMENT

We entered into a retirement agreement with Mr. Kirchhoff in connection with his retirement on January 1, 2020. Under the agreement, Mr. Kirchhoff is prohibited from competing against us or soliciting our employees, customers, or business relationships for 12 months following termination of his employment. In recognition of Mr. Kirchhoff's dedicated service to Royal Gold and our Board, the CNG Committee approved a cash bonus of $177,500 to Mr. Kirchhoff recognizing his service during fiscal year 2020 (which amount represented one-half of his short-term incentive awarded for fiscal year 2019) and the accelerated vesting of certain unvested equity awards held by Mr. Kirchhoff on January 1, 2020. Specifically, stock options representing 1,239 shares, SARs representing 6,262 shares, and performance shares representing 271 shares, all of which were originally scheduled to vest in August 2020 or August 2021, received accelerated vesting. Mr. Kirchhoff did not receive any cash severance in connection with his retirement.

BENEFIT PROGRAMS

Benefit programs for our executives are common in design and purpose to the programs offered all of our employees in the U.S., Canada, and Switzerland. Executives can also participate in various health and welfare benefit programs to the extent appropriate in the country of employment under applicable laws. We share the cost of certain health and retirement benefit programs with our employees. We also provide, directly or indirectly, retirement plans for our employees. The U.S. plan is a Salary Reduction/Simplified Employee Pension Plan ("SARSEP Plan"), in which all U.S. employees are eligible to participate. The Canadian plan is a Group Registered Retirement Savings Plan ("Group RRSP"), in which all Canadian employees are eligible to participate. The SARSEP Plan and Group RRSP are voluntary plans. The plan for Swiss employees is regulated by Swiss statutes, is mandated for all Swiss employees within defined limits, and provides for employees' retirement, survivors, and disability insurance ("Pension Plan").

The SARSEP Plan and Group RRSP allow employees to reduce their pre-tax salary, subject to certain regulatory limitations, and to put this money into a tax-deferred investment plan. We may make non-elective contributions to the employee's SARSEP Plan and Group RRSP up to 7% of an individual's annual salary and short-term incentive, subject to limits. Employer contributions to the employee's SARSEP Plan or Group RRSP are immediately 100% vested. Total employee and employer contributions to the SARSEP Plan and Group RRSP are subject to annual regulatory limitations. Our Swiss subsidiary pays approximately 50% of the contributions to the Pension Plan according to the applicable regulations of the pension scheme provider. The contribution due is a percentage of the relevant covered salary and depends on the age of the Swiss employee.

PERQUISITES

We do not generally provide perquisites or other special benefits to executives.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our stock ownership requirements encourage our executives to achieve and maintain a minimum investment in our stock. We believe these requirements incentivize our executives to focus on improving long-term stockholder value and align the interests of management and stockholders. The requirement is set as a number of shares that is equivalent to a multiple of the executive's base salary. Unexercised stock options and SARs and unearned performance shares are not considered owned for purposes of the requirements.

There is no timeframe in which executives must meet ownership targets. Each executive must hold 50% of the shares acquired under any equity grant, net of shares withheld or sold to cover taxes, until the executive reaches the ownership requirement. As shown in the table below, all of our current NEOs are in compliance with the ownership requirements, other than Mr. Breeze who joined Royal Gold at the beginning of 2019.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Executive	Guideline Value of Common Stock to be Owned	Actual Value Owned as of September 21, 2020
William Heissenbuttel	**4x** Salary	**14.3x** Salary
Mark Isto	**2x** Salary	**5.5x** Salary
Daniel Breeze	**2x** Salary	**1.5x** Salary
Paul Libner	**2x** Salary	**4.7x** Salary
Randy Shefman	**2x** Salary	**2.6x** Salary

TAX DEDUCTIBILITY OF COMPENSATION

Section 162(m) of the Internal Revenue Code limits the amount that a public company can deduct for compensation paid to certain covered executives in excess of $1 million. Prior to 2018, the limitation did not apply to certain performance-based compensation. This performance-based exception was repealed for awards granted after November 2, 2017, such that total compensation paid to covered executives in excess of $1 million is not tax deductible, unless the excess qualifies for certain grandfather provisions. Going forward, we expect that executive compensation will not be fully deductible for income tax purposes. The CNG Committee intends to maintain the pay-for-performance alignment of our incentive compensation programs and believes the interests of our stockholders are best served by not limiting the CNG Committee's discretion and flexibility in crafting compensation plans and arrangements, even though some compensation awards may result in non-deductible compensation expenses.

POST-TERMINATION COMPENSATION

We do not provide pension or other retirement benefits apart from the SARSEP Plan, Group RRSP Plan, and Pension Plan, each described above. We provide certain post-termination benefits pursuant to the terms of our equity incentive plan and employment agreements described above under "*Employment Agreements*" on page 50 and below under "*Potential Payments Upon Termination or Change of Control*" on page 59. None of the employment agreements provide for excise tax gross-ups in a change of control.

RISK ASSESSMENT OF COMPENSATION POLICIES AND PRACTICES

Our executive compensation program is designed to support our ability to recruit, retain, and reward high-performing executives who will drive growth, profitability, and increased long-term stockholder value, while managing Royal Gold responsibly over both the long- and short-term and maintaining our strong reputation. The CNG Committee believes that our executive compensation is an appropriate balance of competitive salary and attractive short- and long-term incentives that (a) are based on achievement of many of the same performance measures used by our Board to chart our corporate strategy and evaluate our success in achieving that strategy; (b) use multiple performance measures to avoid placing excessive emphasis on any single measure; and (c) provide opportunity to earn higher-than-target compensation through consistent superior corporate and individual performance. Management and the CNG Committee believe our executive compensation program provides strong incentives to manage for the long term while avoiding excessive risk taking in the short term.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of our NEOs for fiscal years 2020, 2019, and 2018.

Name and Principal Position	Year (Fiscal)	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards[1] ($)	Option Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Current NEOs								
William Heissenbuttel President and CEO	2020	583,000	50,000	477,000	842,551	413,142	37,863	2,403,556
	2019	502,000	—	432,000	539,175	278,755	32,784	1,784,714
	2018	485,000	—	355,000	558,778	295,351	37,370	1,731,499
Mark Isto[4] EVP and Chief Operating Officer Royal Gold Corporation	2020	473,500	50,000	347,000	559,782	269,671	34,116	1,734,069
	2019	430,000	—	366,000	465,306	240,416	33,387	1,535,109
	2018	390,000	—	276,000	524,531	277,374	30,601	1,498,506
Daniel Breeze[5] VP Corporate Development RGLD Gold AG	2020	370,000	—	275,000	406,475	194,594	35,340	1,281,409
	2019	175,000	—	151,000	214,248	100,065	17,119	657,432
Paul Libner CFO and Treasurer	2020	308,650	—	194,000	288,800	142,852	33,718	968,020
Randy Shefman VP and General Counsel	2020	295,250	—	186,000	257,108	126,225	26,849	891,432
Former NEOs								
Tony Jensen[6] Former President and CEO	2020	411,000	—	—	—	—	3,730,033	4,141,033
	2019	800,000	—	900,000	1,408,258	732,791	33,939	3,874,988
	2018	750,000	—	750,000	1,552,322	820,850	32,738	3,905,910
Bruce Kirchhoff[7] Former VP, General Counsel, and Secretary	2020	213,000	177,500	—	415,502	193,788	243,650	1,243,440
	2019	414,000	—	355,000	385,741	198,662	32,686	1,386,089
	2018	400,000	10,000	289,000	434,655	229,864	32,171	1,395,690

[1] Amounts represent the grant date fair value of restricted shares and performance shares granted during the applicable fiscal year, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 8 to our consolidated financial statements contained in our 2020 Annual Report on Form 10-K for the year ended June 30, 2020. Performance shares are shown at 100% of target performance. The grant date fair values of the performance shares, assuming target and maximum performance, were as follows:

	Grant Date Fair Value of Performance Award	
Name	**At Target ($)**	**At Maximum ($)**
William Heissenbuttel	$385,602	$771,204
Mark Isto	$256,246	$512,492
Daniel Breeze	$185,933	$371,866
Paul Libner	$132,089	$264,178
Randy Shefman	$117,354	$234,708
Bruce Kirchhoff	$189,976	$379,952

[2] Amounts represent the grant date fair value of stock options and SARs granted during the applicable fiscal year, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 8 to our consolidated financial statements contained in our 2020 Annual Report on Form 10-K for the year ended June 30, 2020.

(3) Amounts for fiscal year 2020 include the following:

Name	Employer Retirement Plan Contributions ($)	Life and Disability Insurance Premiums ($)	Long-Term Disability Insurance Premiums ($)	Retirement Benefits* ($)	Total All Other Compensation ($)
William Heissenbuttel	36,180	858	825	—	37,863
Mark Isto	29,675	2,236	2,205	—	34,116
Daniel Breeze	35,340	—	—	—	35,340
Paul Libner	32,035	858	825	—	33,718
Randy Shefman	25,166	858	825	—	26,849
Tony Jensen	3,000	429	413	3,726,191	3,730,033
Bruce Kirchhoff	16,470	429	413	226,338	243,650

* Retirement benefits for Mr. Jensen include 3,695,630 for the value of accelerated vesting of equity, calculated in accordance with financial statement reporting rules, and $30,561 in other retirement benefits. Retirement benefits for Mr. Kirchhoff include $210,777 for the value of accelerated vesting of equity, calculated in accordance with financial statement reporting rules, and $15,561 in other retirement benefits.

(4) Mr. Isto's cash compensation is paid in Canadian dollars. The amounts shown are the U.S. dollar equivalent. For fiscal year 2020, we used a conversion rate of 0.76 for salary and 0.75 for non-equity incentive plan compensation and bonus.

(5) Mr. Breeze was hired on January 1, 2019. Mr. Breeze's cash compensation is paid in Swiss francs. The amounts shown are the U.S. dollar equivalent. For fiscal year 2020, we used a conversion rate of 1.00 for salary, non-equity incentive plan compensation, and bonus.

(6) Mr. Jensen retired on January 1, 2020.

(7) Mr. Kirchhoff retired on January 1, 2020.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2020

This table provides information regarding stock-based awards granted to or modified for our NEOs during fiscal year 2020.

Name	Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Prices of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
William Heissenbuttel	Annual incentive	N/A	518,500	1,037,000						
	PS	8/13/19			2,630	5,260				265,764
	PS	1/2/20			1,220	2,440				119,839
	RSA	8/13/19					2,530			315,238
	RSA	1/2/20					1,170			141,710
	ISO/SAR	8/13/19						7,810	124.60	277,699
	SAR	1/2/20						3,910	121.12	135,444
Mark Isto	Annual incentive	N/A	363,750	727,500						
	PS	8/13/19			2,390	4,780				241,511
	PS	1/2/20			150	300				14,734
	RSU	8/13/19					2,300			286,580
	RSU	1/2/20					140			16,957
	SAR	8/13/19						7,100	124.60	253,044
	SAR	1/2/20						480	121.12	16,627

Name	Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Prices of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Daniel Breeze	Annual incentive	N/A	277,500	555,000						
	PS	8/13/19			1,840	3,680				185,933
	RSU	8/13/19					1,770			220,542
	SAR	8/13/19						5,460	124.60	194,594
Paul Libner	Annual incentive	N/A	189,892	379,784						
	PS	8/13/19			860	1,720				86,904
	PS	1/2/20			460	920				45,185
	RSA	8/13/19					830			103,418
	RSA	1/2/20					440			53,293
	SAR	8/13/19						2,560	124.60	91,238
	SAR	1/2/20						1,490	121.12	51,614
Randy Shefman	Annual incentive	N/A	181,612	363,224						
	PS	8/13/19			860	1,720				86,904
	PS	1/2/20			310	620				30,451
	RSA	8/13/19					830			103,418
	RSA	1/2/20					300			36,336
	SAR	8/13/19						2,560	124.60	91,238
	SAR	1/2/20						1,010	121.12	34,987
Tony Jensen	Annual incentive	N/A	822,000	1,644,000						
	Retirement modification[6]	1/1/2020								3,695,630
Bruce Kirchhoff	Annual incentive	N/A	319,500	639,000						
	PS	8/13/19			1,880	3,760				189,976
	RSA	8/13/19					1,810			225,526
	ISO/SAR	8/13/19						5,590	124.60	193,788
	Retirement modification[6]	1/1/2020								210,777

[1] Represents potential amounts payable under annual short-term incentive awards for fiscal year 2020. Actual amounts earned by NEOs are reported in the Summary Compensation Table.

[2] Represents performance shares that vest and pay out in shares of our common stock upon achievement of corporate performance goals tied to net GEOs or TSR within three or five years, respectively, of August 13, 2019. If performance goals are not met, the performance shares will expire unvested. Performance shares are not issued and outstanding shares upon which the grantee may vote or receive dividends.

[3] Represents performance-based restricted stock or restricted stock units that vest based on continued service after meeting a threshold corporate performance goal tied to revenue. The awards vest ratably over three years commencing on August 13, 2022. Shares of restricted stock are issued and outstanding shares of common stock with voting and dividend rights. Restricted stock units are not issued and outstanding shares upon which the grantee may vote or receive dividends; however, grantees are entitled to a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid.

[4] Represents incentive stock options and stock appreciation rights that vest ratably over three years commencing on August 13, 2020.

[5] Represents the grant date fair value of awards at target calculated in accordance with financial statement reporting rules.

[6] Represents the incremental fair value of equity awards modified in connection with Messrs. Jensen's and Kirchhoff's retirements calculated as of the modification date in accordance with financial statement reporting rules. You can find more information about these benefits above under *"Retirement Agreements"* on page 50.

Proposal 2

OUTSTANDING EQUITY AWARDS AT THE END OF FISCAL YEAR 2020

This table provides information about the total outstanding stock options, SARs, restricted shares, and performance shares for each of our NEOs as of June 30, 2020.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
William Heissenbuttel	8/20/2015	17,386	—	56.54	8/20/2025				
	8/16/2016	8,920	—	83.29	8/16/2026				
	8/23/2017	6,133	3,067	87.42	8/23/2027				
	8/21/2018	3,574	7,146	77.73	8/21/2028				
	8/13/2019	—	7,810	124.60	8/13/2029				
	1/2/2020	—	3,910	121.12	1/2/2030				
	8/20/2015					1,737	215,944		
	8/16/2016					2,100	261,072		
	8/23/2017					3,350	416,472		
	8/21/2018					3,220	400,310		
	8/13/2019					2,530	314,530		
	1/2/2020					1,170	145,454		
	8/20/2015							42	5,221
	8/16/2016							1,497	186,107
	8/23/2017							3,490	433,877
	8/23/2017							3,490	433,877
	8/21/2018							3,350	416,472
	8/21/2018							3,350	416,472
	8/13/2019							2,630	326,962
	8/13/2019							2,630	326,962
	1/2/2020							1,220	151,670
	1/2/2020							1,220	151,670
Mark Isto	1/5/2015	1,518	—	65.85	1/5/2025				
	8/20/2015	1,768	—	56.54	8/20/2025				
	8/16/2016	1,200	—	83.29	8/16/2026				
	8/23/2017	381	2,880	87.42	8/23/2027				
	8/21/2018	429	6,173	77.73	8/21/2028				
	8/13/2019	—	7,100	124.60	8/13/2029				
	1/2/2020	—	480	121.12	1/2/2030				
	8/20/2015					1,667	207,241		
	8/16/2016					1,840	228,749		
	8/23/2017					3,150	391,608		
	8/21/2018					2,780	345,610		
	8/13/2019					2,300	285,936		
	1/2/2020					140	17,405		

| Name | Grant Date | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
	8/20/2015							38	4,724
	8/16/2016							1,310	162,859
	8/23/2017							3,270	406,526
	8/23/2017							3,270	406,526
	8/21/2018							2,890	359,285
	8/21/2018							2,890	359,285
	8/13/2019							2,390	297,125
	8/13/2019							2,390	297,125
	1/2/2020							150	18,648
	1/2/2020							150	18,648
Daniel Breeze	1/2/2019	1,167	2,333	84.64	1/2/2029				
	8/13/2019	—	5,460	124.60	8/13/2029				
	1/2/2019					1,200	149,184		
	8/13/2019					1,770	220,046		
	1/2/2019							1,200	149,184
	1/2/2019							1,200	149,184
	8/13/2019							1,840	228,749
	8/13/2019							1,840	228,749
Paul Libner	8/23/2017	—	467	87.42	8/23/2027				
	8/21/2018	—	933	77.73	8/21/2028				
	8/13/2019	—	2,560	124.60	8/13/2029				
	1/2/2020	—	1,490	121.12	1/2/2030				
	8/20/2015					500	62,160		
	8/16/2016					800	99,456		
	8/23/2017					1,400	174,048		
	8/21/2018					1,400	174,048		
	8/13/2019					830	103,186		
	1/2/2020					440	54,701		
	8/20/2015							12	1,492
	8/16/2016							548	68,127
	8/23/2017							1,400	174,048
	8/23/2017							1,400	174,048
	8/21/2018							1,400	174,048
	8/21/2018							1,400	174,048
	8/13/2019							860	106,915
	8/13/2019							860	106,915
	1/2/2020							460	57,187
	1/2/2020							460	57,187

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Randy Shefman	8/16/2016	1,200	—	83.29	8/16/2026				
	8/23/2017	933	467	87.42	8/23/2027				
	8/21/2018	467	933	77.73	8/21/2028				
	8/13/2019	—	2,560	124.60	8/13/2029				
	1/2/2020	—	1,010	121.12	1/2/2030				
	8/20/2015					667	82,921		
	8/16/2016					800	99,456		
	8/23/2017					1,400	174,048		
	8/21/2018					1,400	174,048		
	8/13/2019					830	103,186		
	1/2/2020					300	37,296		
	8/20/2015							15	1,865
	8/16/2016							548	68,127
	8/23/2017							1,400	174,048
	8/23/2017							1,400	174,048
	8/21/2018							1,400	174,048
	8/21/2018							1,400	174,048
	8/13/2019							860	106,915
	8/13/2019							860	106,915
	1/2/2020							310	38,539
	1/2/2020							310	38,539
Tony Jensen	8/20/2015							104	12,929
	8/16/2016							3,601	447,676
	8/23/2017							9,680	1,203,418
	8/23/2017							8,712	1,083,076
	8/21/2018							8,750	1,087,800
	8/21/2018							8,750	1,087,800

[1] Represents shares of common stock underlying stock options and SARs. Stock options and SARs vest ratably over three years commencing on the first anniversary of the grant date.

[2] Represents shares of restricted stock or restricted stock units that vest based on continued service after meeting threshold corporate performance goals, all of which have been met as of June 30, 2020. Shares of restricted stock or restricted stock units vest ratably over three years commencing on the third anniversary of the grant date.

[3] Market value is based on the closing price of our common stock on June 30, 2020 ($124.32).

[4] Represents maximum TSR and GEO performance shares, which will vest upon achievement of preestablished performance goals within three or five years of the grant date, respectively. If the goals are not met during the vesting period, the performance shares will be forfeited.

FISCAL YEAR 2020 OPTION EXERCISES AND STOCK VESTED

This table provides information on the exercise of stock options and SARs and the vesting of restricted shares and performance shares for each of our NEOs during fiscal year 2020.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
William Heissenbuttel	—	—	6,220	790,102
Mark Isto	18,861	995,391	5,198	648,920
Daniel Breeze	—	—	—	—
Paul Libner	2,780	129,480	2,144	272,183
Randy Shefman	5,602	334,615	2,310	293,351
Tony Jensen	52,210	2,467,700	43,264	5,331,390
Bruce Kirchhoff	22,140	593,885	5,647	716,892

[1] Value was calculated by multiplying the number of shares exercised by the difference between the market price of our common stock at exercise and the exercise price.

[2] Value was calculated by multiplying the number of shares that vested by the closing market price of our common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The table below shows the estimated payments and benefits payable as a result of termination of employment or a change of control for our NEOs who were employed as of June 30, 2020. We assume that the applicable trigger event took place on June 30, 2020. The value of accelerated vesting of equity awards is based on the closing market price of our common stock on June 30, 2020 ($124.32). Change of control is defined in each NEO's employment agreement and equity award agreements. The table does not show employee benefits that are provided to our employees on a non-discriminatory basis. You can find information about Messrs. Jensen's and Kirchhoff's retirement benefits in the Summary Compensation Table. Messrs. Jensen and Kirchhoff did not receive any cash severance in connection with their retirements.

| Name | Cash Compensation ($) | Value of Medical Insurance Continuation ($) | Value of Accelerated Vesting of Outstanding Equity Awards | | |
			Restricted Stock ($)	Stock Options and SARs ($)	Performance Stock Awards ($)	Total ($)
William Heissenbuttel						
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement	1,088,000	—	869,569	458,616	—	2,416,185
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement with Change of Control	2,720,000	28,229	1,753,782	458,616	2,849,290	7,809,917
Mark Isto						
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement	831,333	—	782,832	395,408	—	2,009,573
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement with Change of Control	1,247,000	12,627	1,476,549	395,408	2,330,751	5,462,335
Daniel Breeze[1]						
Involuntary Termination or Voluntary Termination for Good Reason	61,667	—	112,966	92,573	—	267,206
Involuntary Termination or Voluntary Termination for Good Reason with Change of Control	967,500	—	369,230	92,573	755,866	2,185,169
Paul Libner						
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement	489,667	—	325,510	65,469	—	880,646
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement with Change of Control	734,500	24,580	667,598	65,469	1,094,016	2,586,163
Randy Shefman						
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement	479,333	—	343,832	63,933	—	887,098
Involuntary Termination, Voluntary Termination for Good Reason, or Company Non-Renewal of Employment Agreement with Change of Control	719,000	24,653	670,955	63,933	1,057,093	2,535,634

[1] Mr. Breeze's Employment Agreement is of indefinite term, so termination for non-renewal is not possible.

OTHER COMPENSATION MATTERS

CEO PAY RATIO

The ratio of Mr. Heissenbuttel's annualized total compensation for his role as CEO ($2,541,562) to the annual total compensation of our median-compensated employee ($392,087) for fiscal year 2020 was 6.5 to 1.

Because Mr. Heissenbuttel was promoted to the CEO role mid-year, in accordance with SEC rules, we annualized his CEO compensation for the entire year for purposes of this calculation. As a result, Mr. Heissenbuttel's annualized total compensation shown above does not match his annual total compensation for fiscal year 2020 as set forth in the Summary Compensation Table.

We identified our median compensated employee by examining total cash compensation (salary and short-term cash incentive) paid for fiscal year 2020 to all employees who were employed by us globally on June 30, 2020, excluding Mr. Heissenbuttel. No assumptions, adjustments, or estimates were made in respect of total cash compensation, except that we (a) annualized the compensation of any employee who was not employed with us for all of fiscal year 2020 and (b) applied the average fiscal year 2020 foreign exchange rate to Canadian dollars and Swiss francs paid to our Canadian and Swiss employees, respectively. We believe the use of total cash compensation for all employees is a consistently applied compensation measure because all of our employees receive a salary and are eligible for short-term cash incentives, while not all of our employees are eligible for long-term incentive awards.

After identifying the median compensated employee, we determined the annual total compensation for that employee using the same methodology used to calculate our executives' annual total compensation as set forth in the Summary Compensation Table.

We believe this CEO pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT
AUDITORS FOR 2021



Our Board recommends a
vote **FOR** the ratification of
the appointment of Ernst &
Young LLP as our independent
registered public accounting firm

Our AF Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending June 30, 2021. Our Board is asking stockholders to ratify this selection.

Stockholder approval or ratification is not required. However, we believe that submitting the appointment of Ernst & Young LLP to stockholders for ratification is good corporate governance. If stockholders do not ratify this appointment, our AF Committee will take the voting results under consideration.

Representatives of Ernst & Young LLP are expected to attend the annual meeting. They will have an opportunity to make a statement if they so desire and will have an opportunity to respond to appropriate questions from stockholders.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to ratify the appointment of Ernst & Young LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

Fees for services rendered by Ernst & Young LLP for the fiscal years ended June 30, 2020, and 2019, were as follows:

	Fiscal Year 2020	Fiscal Year 2019
Audit Fees	$ 756,252	$710,748
Tax Fees	$ 326,804	$177,680
All Other Fees	—	$ 19,712
Total	$1,083,066	$908,140

Audit fees represent fees associated with the audits of our and certain of our foreign subsidiaries' annual financial statements and review of our quarterly financial statements, issuance of consents and review of documents filed with the SEC. Audit fees also include fees associated with the audit of management's assessment and operating effectiveness of Section 404 of the Sarbanes-Oxley Act. We did not pay any audit-related fees to Ernst & Young LLP for fiscal years 2020 or 2019.

Tax fees represent fees associated with tax compliance, tax return preparation, and tax consulting services.

Other fees represent fees associated with the ongoing servicing of our global mobility policies.

PRE-APPROVAL POLICIES AND PROCEDURES

The AF Committee has adopted a policy requiring advance approval for all audit, audit-related, tax, and other services performed by our independent registered public accounting firm. The policy provides for pre-approval by the AF Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to a year, the AF Committee must approve the permitted service before the independent auditor is engaged to perform the service. The AF Committee has delegated to its Chairman the authority to approve certain permitted services, provided that the Chairman reports these decisions to the AF Committee at its next scheduled meeting. The AF Committee pre-approved all of the services described above for fiscal year 2020.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee has reviewed and discussed the audited financial statements of Royal Gold for the fiscal year ended June 30, 2020, and our reporting processes, including internal control over financial reporting, with our management. The Audit and Finance Committee has discussed with Ernst & Young LLP, our independent registered public accounting firm for fiscal year 2020, the matters required to be discussed by applicable Public Company Accounting Oversight Board standards. The Audit and Finance Committee has also received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding its communications with the Audit and Finance Committee concerning independence and the Audit and Finance Committee has discussed the independence of Ernst & Young LLP with Royal Gold.

Based on the review and discussions with Royal Gold's auditors and management, the Audit and Finance Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in Royal Gold's Annual Report on Form 10-K for the fiscal year ended June 30, 2020, for filing with the Securities and Exchange Commission.

This report has been submitted by the following independent directors, who comprise the Audit and Finance Committee of the Board of Directors:

William Hayes, Chairman   **Jamie Sokalsky**   **Christopher Thompson**

STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership, as of September 21, 2020, or such other date noted below, of our common stock by each director, director nominee, NEO, and beneficial owners of more than 5% of our common stock, based on our review of documents filed with the SEC. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
Current Directors, Director Nominees, and NEOs		
William Heissenbuttel	96,858[1]	*
President, Chief Executive Officer, and Director		
William Hayes	8,780[2]	*
Chairman of the Board		
Kevin McArthur	17,124[3]	*
Director		
Jamie Sokalsky	15,480[4]	*
Director		
Christopher Thompson	43,624[5]	*
Director		
Ronald Vance	13,794[3]	*
Director		
Sybil Veenman	7,810[4]	*
Director		
Fabiana Chubbs	—	*
Director Nominee		
Mark Isto	20,735[6]	*
Executive Vice President and Chief Operating Officer, Royal Gold Corporation		
Daniel Breeze	361[7]	*
Vice President Corporate Development, RGLD Gold AG		
Paul Libner	13,592[8]	*
Chief Financial Officer and Treasurer		
Randy Shefman	8,221[9]	*
Vice President and General Counsel		
Current Directors, Director Nominees, and NEOs as a Group (13 individuals, including 12 named above)	247,499	*
Former Executives		
Tony Jensen	8,403[10]	*
Former President, Chief Executive Officer, and Director		
Bruce Kirchhoff	33,694	*
Former Vice President, General Counsel, and Secretary		
5% or More Beneficial Owners		
Capital World Investors (U.S.)	8,038,238[12]	12.3%
333 South Hope Street, 55th Floor Los Angeles, CA 90071		
The Vanguard Group	7,167,701[13]	10.9%
100 Vanguard Boulevard Malvern, PA 19355		
BlackRock, Inc.	6,618,719[14]	10.1%
55 East 52nd Street New York, New York 10055		
Van Eck Associates Corporation	4,316,528[15]	6.6%
666 Third Avenue – 9th Floor New York, New York 10017		

[*] Less than 1% ownership of our common stock.

[1] Includes (a) 12,470 shares of restricted stock and (b) 15,528 shares subject to SARs, and 5,236 shares subject to stock options, that were exercisable as of, or within 60 days after, September 21, 2020. Does not include shares potentially issuable under performance share awards.

[2] Includes 562 shares of restricted stock.

[3] Includes 6,310 shares of restricted stock the vesting of which is deferred until separation from service (or separation of service within 12 months of a change of control) under our Deferred Compensation Plan.

[4] Includes 6,310 restricted stock units the vesting of which is deferred until separation from service (or separation of service within 12 months of a change of control) under our Deferred Compensation Plan.

[5] Includes 3,154 restricted stock units the vesting of which is deferred until separation from service (or separation of service within 12 months of a change of control) under our Deferred Compensation Plan.

[6] Includes (a) 920 shares of restricted stock and (b) 1,692 shares subject to SARs, and 6,106 shares subject to stock options, that were exercisable as of, or within 60 days after, September 21, 2020. Does not include shares potentially issuable under restricted stock units and performance share awards.

[7] Represents 361 shares subject to SARs that were exercisable as of, or within 60 days after, September 21, 2020. Does not include shares potentially issuable under restricted stock units and performance share awards.

[8] Includes (a) 5,573 shares of restricted stock and (b) 311 shares subject to SARs that were exercisable as of, or within 60 days after, September 21, 2020. Does not include shares potentially issuable under performance share awards.

[9] Includes (a) 5,183 shares of restricted stock and (b) 1,133 shares subject to SARs that were exercisable as of, or within 60 days after, September 21, 2020. Does not include shares potentially issuable under performance share awards.

[10] Does not include shares potentially issuable under performance share awards.

[11] As reported by Capital World Investors on an Amendment No. 2 to Form 13G filed with the SEC on February 14, 2020. Capital World Investors reported that it had sole dispositive and voting power over all of the reported shares.

[12] As reported by The Vanguard Group on an Amendment No. 7 to Form 13G filed with the SEC on February 12, 2020. The Vanguard Group reported that it had sole dispositive power over 7,128,294 of the reported shares, shared dispositive power over 39,407 of the reported shares, sole voting power over 35,509 of the reported shares, and shared voting power over 12,686 of the reported shares.

[13] As reported by BlackRock, Inc. on an Amendment No. 10 to Form 13G filed with the SEC on February 4, 2020. BlackRock reported that it had sole dispositive power over all of the reported shares and sole voting power over 6,359,625 of the reported shares.

[14] As reported by Van Eck Associates Corporation on an Amendment No. 10 to Form 13G filed with the SEC on February 11, 2020. Van Eck Associates Corporation reported that it had sole dispositive power over all of the reported shares and sole voting power over 4,306,648 of the reported shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning shares of our common stock that are authorized and available for issuance under our equity compensation plans as of June 30, 2020:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders[1]	338,352[2]	$92.20[3]	2,287,751
Equity compensation plans not approved by stockholders	—	—	—
Total	338,352	$92.20	2,287,751

[1] Represents shares issuable under our 2015 Omnibus Long-Term Incentive Plan.

[2] Includes (a) 141,506 shares issuable under outstanding stock options and stock appreciation rights, (b) 34,552 shares issuable under outstanding restricted stock units, (c) 139,520 shares issuable under outstanding performance shares (at maximum), and (d) 22,774 shares deferred under our Deferred Compensation Plan for nonemployee directors.

[3] Weighted-average exercise price does not take into account shares issuable under restricted stock units, performance shares, or deferred shares, which do not have an exercise price.

OTHER INFORMATION

OTHER BUSINESS

We are not aware of any other matters to be brought before the annual meeting. If other matters should come before the annual meeting, each person named in the proxy intends to vote the proxy in accordance with their own judgment on the matters.

STOCKHOLDER PROPOSALS FOR THE 2021 ANNUAL MEETING

	Proposals to Include in Proxy*	Other Proposals or Nominees to be Presented at the Annual Meeting**
Deadline for proposal to be received by Royal Gold	On or before June 7, 2021 (120 calendar days prior to anniversary of this year's mailing date)	Between July 21, 2021, and August 20, 2021 (not less than 90 nor more than 120 calendar days prior to the first anniversary of this year's annual meeting)***
What to include in the proposal	Information required by SEC rules	Information required by our Bylaws
Where to send the proposal	**By mail to our principal executive office:** Corporate Secretary, Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, CO 80202	

*   Proposals must satisfy SEC requirements, including Rule 14a-8.

**   Proposals not submitted pursuant to SEC Rule 14a-8 and any director nominees must satisfy our Bylaw requirements, which are available on our website.

***If the number of directors to be elected at the 2021 annual meeting is increased and there is no public announcement by us specifying the size of the increased Board at least 100 days before November 18, 2021 (which is the first anniversary of the 2020 annual meeting), the stockholder's notice with respect to nominees for any new positions created by the increase must be received not later than the close of business on the 10th day following the day on which we first make the public announcement.

ANNUAL REPORT ON FORM 10-K

Upon the written request of any record holder or beneficial owner of common stock entitled to vote at the annual meeting, we will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2020, including any financial statements and any required financial statement schedules, as filed with the SEC. Requests for a copy of the annual report should be delivered to our Corporate Secretary, Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202 or corporatesecretary@royalgold.com.

STOCKHOLDERS ENTITLED TO VOTE AS OF RECORD DATE

This proxy statement is furnished to holders of Royal Gold, Inc. common stock, par value $0.01 per share, in connection with the solicitation of proxies on behalf of our Board of Directors to be voted at our 2020 virtual annual meeting of stockholders to be held on Wednesday, November 18, 2020, at 9 a.m. mountain time. Stockholders of record holding shares of our common stock at the close of business on September 21, 2020 (the "record date") are eligible to vote at the virtual annual meeting and any postponement and adjournment of the annual meeting. There were 65,604,624 shares outstanding on the record date.

INTERNET AVAILABILITY OF PROXY MATERIALS

We will furnish our proxy materials through a "notice and access" model via the internet in accordance with SEC rules. On or about October 5, 2020, we will furnish a "notice of internet availability" to our stockholders of record containing instructions on how to access the proxy materials and vote. In addition, instructions on how to request a printed copy of these materials may be found in the notice of virtual annual meeting. For more information on voting your stock, please see *"Voting Your Shares"* below.

VOTING YOUR SHARES

Each share of Royal Gold common stock that you own as of the record date entitles you to one vote. If you are a stockholder of record, your proxy card shows the number of shares of our common stock that you own. If your stock is held in the name of your broker, bank, or another nominee, the nominee holding your stock will send you a voting instruction form. You may elect to vote in one of three methods:

- **By phone or the internet** – You may vote your shares by following the instructions on your notice card, proxy card, or voting instruction form. If you vote by telephone or the internet, you do not need to return your proxy card.
- **By Mail** – If this proxy statement was mailed to you or if you requested that a proxy statement be mailed to you, you may vote your shares by signing and returning the enclosed proxy card or voting instruction form. If you vote by proxy card, your "proxy" (each or either of the individuals named on the proxy card) will vote your shares as you instruct on the proxy card. If you vote by voting instruction form, the bank, broker, or nominee holding your stock will vote your shares as you instruct on the voting instruction form. If you sign and return your proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our Board (FOR proposals 1, 2, and 3).
- **By voting at the virtual annual meeting** – You may attend the annual meeting virtually and vote your shares through the online platform. All stockholders attending the meeting will be authenticated using your 16-digit control number included in your stockholder materials. You will be able to vote while the polls are open during the virtual annual meeting.

INSTRUCTIONS FOR THE VIRTUAL ANNUAL MEETING

This year, our annual meeting will be a completely virtual meeting. There will be no physical meeting location. The meeting will only be conducted via a live virtual shareholder meeting. To participate in the virtual meeting, visit **www.virtualshareholdermeeting.com/RGLD2020** and enter the 16-digit control number included on your notice of internet availability of the proxy materials, on your proxy card, or on the instructions that accompanied your proxy materials. If you lose your 16-digit control number, you may join the virtual annual meeting as a "Guest," but you will not be able to vote, ask questions, or access the list of stockholders. You may begin to log into the meeting platform beginning at 8:45 a.m. mountain time on November 18, 2020. The meeting will begin promptly at 9 a.m. mountain time on November 18, 2020. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you wish to submit a question prior to the virtual annual meeting, you may do so starting at 8:45 a.m. mountain time on November 18, 2020, via the virtual shareholder meeting platform. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters are not pertinent to meeting matters and will not be answered. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be answered on our website at www.royalgold.com/investors/proxy-materials. The questions and answers will be available as soon as practical after the meeting and will remain available until one week after posting. If you encounter any technical difficulties with the virtual meeting platform on the meeting day, please call 800-586-1548 (Toll Free) or 303-562-9288 (International Toll). Technical support will be available starting at 8:45 a.m. mountain time on November 18, 2020, and will remain available until 30 minutes after the meeting has finished.

REVOCATION OF PROXY OR VOTING INSTRUCTION FORM

You may revoke your proxy at any time before the proxy is voted at the annual meeting. This can be done by submitting another properly completed proxy card with a later date, sending a written notice of revocation to our Corporate Secretary with a later date, or attending and voting at the virtual annual meeting. You should be aware, however, that simply logging onto the virtual annual meeting will not automatically revoke your previously submitted proxy; rather, you must submit your vote at the virtual annual meeting or deliver written notice to us before the start of the virtual annual meeting. Written notices revoking a proxy should be sent to our Corporate Secretary at Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202.

QUORUM AND VOTES REQUIRED TO APPROVE PROPOSALS

A majority of the outstanding shares of our common stock entitled to vote, represented in person or by proxy, will constitute a quorum at the virtual annual meeting. Abstentions and broker non-votes will be counted as being present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote those shares on a proposal because the nominee does not have discretionary voting authority and has not received voting instructions from the beneficial owner with respect to that proposal.

Cumulative voting is not permitted for the election of directors. Under Delaware law, holders of common stock are not entitled to appraisal or dissenters' rights with respect to the matters to be considered at the annual meeting.

Proposal	Vote Required to Approve Proposals at a Meeting at Which a Quorum Is Present	Broker Non-Votes	Abstentions
1 Election of Class III Director Nominees	Affirmative vote of a majority of the votes cast	No impact	
2 Advisory Vote on Executive Compensation	Affirmative vote of a majority of the votes cast	No impact	No impact
3 Ratification of Auditors	Affirmative vote of a majority of the votes cast	Nominees have the discretion to vote FOR; there will be no broker non-votes	

TABULATION OF VOTES

Broadridge Financial Solutions, Inc. will tabulate and certify votes at the virtual annual meeting.

SOLICITATION COSTS

In addition to solicitation of proxies by mail or by electronic data transfers, our directors, officers, and employees may, without additional compensation, make solicitations by telephone, facsimile, or personal interview. We engaged Saratoga Proxy Consulting LLC to assist us with the solicitation of proxies for a fee of $15,000, plus expenses. We will bear all costs of the solicitation of proxies. We will also reimburse the banks and brokers for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock.

ELIMINATING DUPLICATE MAILINGS

We have adopted a procedure called "householding," in accordance with SEC rules. Under this procedure, we deliver a single copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report to any stockholder.

To receive a separate copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report for this or future meetings, stockholders may contact us at the following address:


Margaret McCandless
Assistant General Counsel, Chief Compliance Officer, and Corporate Secretary
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, Colorado 80202
corporatesecretary@royalgold.com


Stockholders who hold shares in street name (as described under the heading *"Voting Your Shares,"* above) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.


* * * * * * * * * * * * * *


BY ORDER OF THE BOARD OF DIRECTORS

Margaret McCandless
Assistant General Counsel, Chief Compliance Officer, and
Corporate Secretary

Denver, Colorado
October 5, 2020



ROYAL GOLD, INC

1444 15th STREET, SUITE 2500
DENVER, COLORADO 80202

WWW.ROYALGOLD.COM